ADITYA BIRLA GROUP

SEC Mail Processing Section

SEP 17 2008

Washington, DC
101

September 15, 2008

SUPPL

National Stock Exchange of India Limited	Bombay Stock Exchange Limited
'Exchange Plaza', Bandra Kurla Complex,	P.J. Tower, Dalal Street,
Bandra (East), Mumbai- 400 051	Mumbai 400 001
FAX NO : 26598237 / 38	FAX NO : 22722037 / 22722041

Attention: Mr. K. Hari (NSE) and Mr. Sanjeev Kumar (BSE) [redacted]

08005487

Dear Sir,

Re: **Rights offering**

The Board of Director of the company by the circular resolution dated 13th September 2008 approved the following financial for the purpose of incorporating in the offer letter:

- Standalone restated financials of the company as of and for the year ended 31st March, 2008, 2007, 2006, 2005 and 2004.
- Consolidated restated financials of the company as of and for the year ended 31st March, 2008, 2007, 2006, 2005 and 2004.
- Standalone financials of the company as of and for the quarter ended 30th June 2008

The aforesaid financial are attached herewith.

This is for your information.

PROCESSED
OCT 22 2008
THOMSON REUTERS

Thanking you,

Very truly yours
For Hindalco Industries Limited

Anil Malik
Vice President & Company Secretary

cc-To:- Securities & exchange Comm
U.S.A

dw10/21

RESTATED FINANCIAL STATEMENTS

Auditors' Report on Financial Information in Relation to the Letter of Offer

To,
The Board of Directors
Hindalco Industries Ltd.
Century Bhavan, 3rd Floor
Dr. Annie Besant Road
Worli, Mumbai 400 030

Dear Sirs,

1) We have examined the attached Consolidated Financial Information and also the Standalone Financial Information of **Hindalco Industries Ltd.**, as approved by the Board of directors of the Company, prepared in terms of the requirements of Paragraph B, Part II of Schedule II of the Companies Act, 1956 ("the Act") and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended to date (SEBI Guidelines) and in terms of our engagement agreed upon with you in accordance with our engagement letter dated July 25, 2008 in connection with the proposed issue of Equity shares of the Company on the Right basis to existing shareholder.

Consolidated Financial Information

2) This Consolidated Financial Information have been extracted by the Management from the Consolidated Financial Accounts Audited by us for the year ended 31st March 2004, 2005, 2006, 2007 and 2008.

We did not audit the financial statements of the subsidiaries except Dahej Harbour Infrastructure Limited, Joint ventures except Mahan Coal Limited for the years ended 31st March 2007 and 2008 and TANFAC Industries Limited for the years ended 31st March 2004 and 2005 and Associates for the years ended 31st March 2004, 2005, 2006, 2007 and 2008, whose Financial Statement reflects total assets of Rs. 35,885.26 million , Rs. 23,977.02 million , Rs. 29012.86 million, Rs.39389.56 million and Rs.881,336.44 million as of 31st March 2004, 2005, 2006, 2007 and 2008 respectively and total revenue of Rs. 24,675.84 million, Rs.11,411.23 million, Rs.12,485.45 million, Rs.22,094.36 million and Rs.434,346.64 million for the years ended 31st March 2004, 2005, 2006, 2007 and 2008 respectively These financial statements have been audited by other firms of Chartered Accountants, whose reports have been furnished to us and our opinion in so far as it relates to amounts included in these Consolidated Restated Summary Statement of Asset and Liabilities and Consolidated Restated Summary Statement of Profit & Loss account are based solely on the report of other auditors.

The management of the Company has confirmed that the restated consolidated financial information has been prepared after incorporating:

(i) Adjustment for changes in accounting policies retrospectively in respective financial years to reflect the same accounting treatment as per changed accounting policy for all the reporting periods.

(ii) Adjustment for the material amounts in the respective financial years to which they relate.

3) In accordance with the requirements of Paragraph B of Part II of Schedule II of the Act, the SEBI Guidelines and terms of our engagement agreed with you, we further report that:

(a) The Consolidated Restated Summary Statement of Assets and Liabilities of the Company and its Subsidiaries, joint venture and associates as at 31st March 2004, 2005, 2006, 2007 and 2008 examined by us, as set out in Annexure 18 to this report are after making adjustments and regrouping as in our opinion were appropriate and more fully described in Significant Accounting Policies, notes and changes in significant Accounting Policies (Refer Annexure 20).

(b) The Consolidated Restated Summary Statement of Profit and Loss of the Company and its Subsidiaries, joint venture and associates for the year ended on 31st March 2004, 2005, 2006, 2007 and 2008 examined by us, as set out in Annexure 17 to this report are after making adjustments and regrouping as in our opinion were appropriate and more fully described in Significant Accounting Policies, Note and changes in Significant Accounting Policies (Refer Annexure 20).

Attention is invited to the following:

a) Accounts have not been restated for any period prior to which the new Accounting Standards (AS) or revision in existing AS became effective. **Refer Note no. 2 (b) and (c) of Annexure 20.**

b) Subsequent to the approval of Consolidated Financial Statement of Hindalco Industries Ltd., for the period ended 31st March 2008, certain non-cash errors were detected in the consolidated accounts of Novelis Inc., a wholly-owned subsidiary of the Company. The audited accounts of Novelis Inc. have been revised and on the basis of Fit for Consolidation Certificate on revised accounts issued by a firm of Chartered Accountants, the adjustments have been considered for the purpose of these accounts. **Refer note no. 3 in Annexure 20 for reasons and impact of such restatement.**

(c) Based on above and also as per the reliance placed on the reports submitted by the other auditors, for subsidiaries / joint ventures, for the respective years, we confirm that the restated financial information has been made after incorporating:

(i). Adjustments for the changes in accounting policies retrospectively in the respective financial years to reflect the same accounting treatment as per changed accounting policy for all the reporting periods.

(ii). Adjustment for the material amounts in the respective financial years to which they relate.

(iii). And there are no extra-ordinary items that need to be disclosed separately in the accounts; and

(iv). There are no qualifications requiring adjustments.

(d) We have also examined the Restated Consolidated Cash Flow Statement (Annexure-19), Consolidated Related Party transactions (Annexure - 21) , Restated Consolidated Segment Report (Annexure - 22) and Consolidated Accounting Ratios (Annexure 23) prepared by the management and approved by the Board of Directors relating to the Company and its Subsidiaries, joint venture and associates for the year ended 31st March 2004, 2005, 2006, 2007 and 2008. This information has been included based upon the reports submitted by other auditors.

In our opinion the financial information contained in Annexure 17 to 23 of this report read along with the Significant Accounting Policies, Changes in Significant Accounting Policies and Notes (refer Annexure 20) prepared after making adjustments and regrouping as considered appropriate have been prepared in accordance with Part IIB of Schedule II of the Act and the SEBI Guidelines.

Hindalco Industries Ltd. (Stand alone)

4) This information on Hindalco Industries Ltd. Stand alone accounts have been extracted by the Management from the financial statements for the year ended 31st March 2004, 2005, 2006, 2007 and 2008 which have been audited by us. The restated financial information has been made after incorporating:

(a) Adjustment for the changes in accounting policies retrospectively in respective financial years to reflect the same accounting treatment as per changed accounting policy for all the reporting periods.

(b) Adjustment for the material amounts in the respective financial years to which they relate.

(c) And there are no extra-ordinary items that need to be disclosed separately in the accounts; and

(d) There are no qualifications requiring adjustments.

5) In accordance with the requirements of Paragraph B of Part II of Schedule II of the Act, the SEBI Guidelines and terms of our engagement agreed with you, we further report that:

(a) The Restated Summary Statement of Assets and Liabilities of the Company as at 31st March 2004, 2005, 2006, 2007 and 2008 examined by us, as set out in Annexure 2 to this report are after making adjustments and regrouping as in our opinion were appropriate and more fully described in Significant Accounting Policies, notes and changes in significant Accounting Policies (Refer Annexure 4).

(b) The Restated Summary Statement of Profit and Loss of the Company for the year then ended 31st March 2004, 2005, 2006, 2007 and 2008 examined by us, as set out in Annexure 1 to this report are after making adjustments and regrouping as in our opinion were appropriate and more fully described in Significant Accounting Policies, Note and changes in Significant Accounting Policies (Refer Annexure 4).

Attention is invited for the following:

Accounts have not been restated for any period prior to which the new Accounting Standards (AS) or revision in existing AS became effective. **Refer Note no. 5 (b) and (c) of Annexure 4.**

(c) Based on above we are of the opinion that the restated financial information have been made after incorporating:

(i). Adjustments for the changes in accounting policies retrospectively in the respective financial years to reflect the same accounting treatment as per changed accounting policy for all the reporting periods.

(ii). Adjustment for the material amounts in the respective financial years to which they relate.

(iii). And there are no extra-ordinary items that need to be disclosed separately in the accounts; and

(iv). There are no qualifications requiring adjustments.

6) We have also examined the following other financial information set out in annexure prepared by the management and approved by the Board of directors relating to the company for the year ended **31st March 2004, 2005, 2006, 2007 and 2008** which were audited by us.

i. Restated Cash Flow Statement Annexure 3

ii. Statement of Related Party Transaction included in Annexure 5

iii. Segmental Results included in Annexure 6.

iv. Statement of Principle Term of Loan (Secured and Unsecured) and Assets Charged as Security included in Annexure 7.

v. Summary of Investment included in Annexure 8.

vi. Statement of Sundry Debtors included in Annexure 9.

vii. Statement of Loans, advances and Current Assets included in Annexure 10.

viii. Statement of Current Liabilities and provisions included in Annexure 11.

ix. Statement of and Other Income and operating revenues included in Annexure 12.

x. Statement of dividend paid / proposed included in Annexure 13.

xi. Statement of Accounting Ratios included in Annexure 14.

xii. Statement of Capitalisation as at included in Annexure 15.

xiii. Statement of Tax Shelter included in Annexure 16.

[Annexures on restatement carried out]

In our opinion the financial information contained in Annexure 1 to 16 of this report read along with the Significant Accounting Policies, Changes in Significant Accounting Policies and Notes (refer Annexure 4) prepared after making adjustments and regrouping as considered appropriate have been prepared in accordance with Part IIB of Schedule II of the Act and the SEBI Guidelines.

7) We have also reviewed the Balance Sheet and Profit and Loss account of the Company (Stand alone) with schedule for the quarter ended 30th June 2008 and 30th June 2007, prepared and approved by the Board of Directors for the purpose of disclosure in the offer document of the company as mentioned in Paragraph (1) above.

We conducted our review in accordance with the Auditing and Assurance Standard (AAS) 33, Engagement to Review financial statements issued by the Institute of chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly we do not express and audit opinion.

Attention is invited for the following:

i. In pursuance of the announcement dated 29th March 2008 of the Institute of Chartered Accountants of India on Accounting of Derivatives, mark to market losses on outstanding derivatives instruments as on 30th June, 2008 stood at Rs 1151.90 million arising from hedging transaction undertaken by the Company for its commodities and foreign currency related exposures for which no provision has been made in the account. In view of the management the above mark to market loss is expected to flow back through future cash flows.

ii. Accounting standard 3 (Cash Flow Statements), Accounting standard 17 (Segment Reporting), Accounting standard 18 (Related Party Disclosures) and other disclosure requirement as prescribed under the Accounting Standards has not been complied with while preparing the Financial Statements for the quarter ended 30th June20 08 and 30th June 2007.

Based on our review, nothing has come to our attention, *except as mentioned above*, which causes us to believe that the accompanying financial statements do not give a true and fair view in accordance with Accounting Standards prescribed by the Companies (Accounting Standard) Rules, 2006

8) Our report is intended solely for use of the management and for inclusion in the offer document in connection with the proposed issue of equity shares of the Company. Our report should not be used for any other purpose except with our consent in writing.

For Singhi & Co.,
Chartered Accountants

Rajiv Singhi
Partner
Membership No 53518

Place: Mumbai
Date: September 13, 2008

ANNEXURE – 1
STATEMENT OF PROFITS AND LOSSES - RESTATED

(Rs. in Million)

	For the year ended 31st March,				
	2008	2007	2006	2005	2004
Income:					
Sales of products Manufactured by the Company	188,144.51	180,437.53	110,734.83	93,038.64	59,213.85
Sales of products Traded by the Company	946.28	238.21	211.30	170.95	-
Operating Revenues	2,919.48	3,058.23	1,776.72	3,098.76	2,869.67
Net Sales and Operating Revenues	192,010.27	183,733.97	112,722.85	96,308.35	62,083.52
Other Income	4,929.37	3,700.69	2,439.11	2,700.45	2,400.05
	196,939.64	**187,434.66**	**115,161.96**	**99,008.80**	**64,483.57**
Expenditure:					
(Increase)/ Decrease in Stocks	(1,370.26)	(4,425.17)	(10,338.40)	(2,556.48)	(1,019.36)
Trade Purchases	925.18	230.19	204.19	171.34	-
Consumption of Raw Materials	120,517.18	111,118.94	66,210.11	46,731.24	31,049.65
Employees Cost	6,212.22	5,195.81	4,627.62	4,116.24	2,370.56
Power and Fuel	19,108.32	18,486.21	17,917.43	15,266.31	9,357.00
Other Expenditure	12,919.14	12,383.26	9,465.22	8,666.68	5,331.71
Interest and Finance Charges	2,806.30	2,423.88	2,251.68	1,699.56	1,771.54
Depreciation	5,878.09	5,528.02	5,166.77	4,632.57	3,174.52
Impairment	-	852.40	44.54	-	-
	166,996.17	**151,793.54**	**95,549.16**	**78,727.45**	**52,035.62**
Profit before Tax and Exceptional Items	**29,943.47**	**35,641.12**	**19,612.80**	**20,281.35**	**12,447.95**
Exceptional Items (Net)	-	-	-	60.81	-
Profit before Tax	**29,943.47**	**35,641.12**	**19,612.80**	**20,220.54**	**12,447.95**
Provision for Current Tax	5,957.31	10,041.23	2,754.96	6,136.29	2,603.26
Provision for Deferred Tax	875.79	(551.00)	1,159.80	43.26	1,461.00
Provision for Fringe Benefit Tax	114.00	113.00	100.60	-	-
Net Profit	**22,996.37**	**26,037.89**	**15,597.44**	**14,040.99**	**8,383.69**

ANNEXURE – 2

STATEMENT OF ASSETS AND LIABILITIES – RESTATED

(Rs. in Million)

	As at 31st March, 2008	2007	2006	2005	2004
A. Fixed Assets					
Gross Block	126,084.59	112,526.55	104,182.53	87,727.93	66,584.94
Less : Depreciation	46,368.07	40,563.25	35,310.72	30,693.37	19,182.79
Less : Impairment	1,623.15	1,896.21	1,043.81	999.27	-
Net Block	78,093.37	70,067.09	67,828.00	56,035.29	47,402.15
Capital Work-in-Progress	11,198.69	14,764.25	8,329.17	13,229.81	4,676.66
	89,292.06	**84,831.34**	**76,157.17**	**69,265.10**	**52,078.81**
B. Investments	**141,079.86**	**86,753.17**	**39,712.86**	**37,021.08**	**33,771.66**
C. Current Assets, Loans and Advances					
Inventories	50,979.06	43,153.14	40,950.88	23,745.18	11,913.43
Sundry Debtors	15,650.22	15,045.02	12,484.01	7,873.67	5,611.13
Cash and Bank Balances	1,469.77	6,654.96	9,172.85	4,009.69	2,279.02
Loans and Advances	9,794.60	11,742.20	7,972.66	8,713.86	8,822.96
Other Current Assets	623.04	1,188.08	1,928.30	1,283.46	236.42
	78,516.69	**77,783.40**	**72,508.70**	**45,625.86**	**28,862.96**
	308,888.61	**249,367.91**	**188,378.73**	**151,912.04**	**114,713.43**
Less:					
D. Liabilities and Provisions					
Secured Loans	62,054.23	64,102.03	28,480.47	29,523.38	17,259.35
Unsecured Loans	21,231.61	9,490.33	20,473.00	8,412.55	8,336.12
Deferred Tax Liability (Net)	13,236.74	11,258.01	12,333.59	11,296.98	9,951.35
Current Liabilities and Provisions	38,043.90	34,791.85	25,906.79	19,966.79	5,194.61
	134,566.48	**119,642.22**	**87,193.85**	**69,199.70**	**40,741.43**
Net Worth	**174,322.13**	**129,725.69**	**101,184.88**	**82,712.34**	**73,972.00**
Net Worth Represented by:					
Share Capital	1,226.48	1,043.25	985.66	927.77	924.77
Share Capital Suspense	4.06	-	-	-	-
Share Warrants	1,390.96	-	-	-	-
Reserves and Surplus (Net of Miscellaneous Expenditure)	171,700.63	128,682.44	100,199.22	81,784.57	73,047.23
	174,322.13	**129,725.69**	**101,184.88**	**82,712.34**	**73,972.00**

ANNEXURE – 3

STATEMENT OF CASH FLOW – RESTATED

(Rs. In Million)

		For the year ended 31st March				
		2008	2007	2006	2005	2004
A.	**CASH FLOW FROM OPERATING ACTIVITIES**	-	-	-	-	-
	Profit before Tax	29,943.47	35,641.12	19,612.80	20,220.54	12,447.95
	Adjustment for :	-	-	-	-	-
	Interest and Finance charges	2,806.30	2,423.88	2,251.68	1,732.85	1,514.52
	Depreciation	5,878.09	5,528.02	5,166.77	4,632.57	3,174.52
	Impairment	-	852.40	44.54	-	-
	Unrealized Foreign Exchange Gain / Loss (Net)	120.60	(198.37)	23.20	41.51	-
	Employee Stock Option	21.29	-	-	-	-
	Provisions / Provisions written-back (Net)	(566.53)	(33.76)	(195.71)	34.50	-
	Miscellaneous expenditure written off	36.16	40.04	62.91	60.69	-
	Provision / (write back) for diminution in carrying cost of Investments (Net)	122.18	(3.78)	17.49	-	-
	Lease Rent Paid	-	-	-	-	97.25
	Investing Activities (Net)	(5,002.60)	(3,488.20)	(2,231.90)	(2,706.72)	(2,091.28)
	Operating profit before working capital changes	33,358.96	40,761.35	24,751.78	24,015.94	15,142.96
	Changes in working Capital:	-	-	-	-	-
	Change in Inventories	(7,727.26)	(2,202.26)	(17,205.70)	(9,377.40)	(1,891.21)
	Change in Trade and other Receivables	269.09	(4,644.92)	(7,838.24)	(2,327.80)	(3,153.50)
	Change in Trade Payables	2,074.54	5,504.54	10,409.61	5,017.13	1,928.97
	Cash generation from Operation	27,975.33	39,418.71	10,117.45	17,327.87	12,027.22
	Payment under VRS	(3.23)	(11.72)	(29.05)	(76.57)	-
	Payment of Direct Taxes	(6,573.66)	(5,603.73)	(2,968.24)	636.01	(1,589.23)
	Net Cash Generated/ (used) - Operating Activities	21,398.44	33,803.26	7,120.16	17,887.31	10,437.99
B.	**CASH FLOW FROM INVESTMENT ACTIVITIES**					
	Purchase of Fixed Assets	(9,090.14)	(13,536.41)	(12,083.76)	(11,733.38)	(7,030.31)
	Sale of Fixed Assets	212.54	63.96	101.27	528.15	69.16
	Purchase / Sale of shares of Subsidiaries (Net)	(31,362.52)	(21.00)	(933.88)	(1,043.39)	(906.58)
	Purchase / Sale of Investments (Net)	(21,244.11)	(46,072.94)	(1,174.10)	(10,357.22)	(5,583.52)
	Loans / Repayment of Advances & Loans from Subsidiaries (Net)	1,662.55	(851.31)	(699.84)	280.96	474.67
	Interest received	1,328.37	1,689.09	423.47	1,255.79	937.99

		For the year ended 31st March				
		2008	2007	2006	2005	2004
	Dividend received	4,868.34	2,365.37	1,086.96	794.27	378.80
	Lease Rent received	-	-	-	10.82	-
	Net Cash Generated/ (used) - Investing Activities	(53,624.97)	(56,363.24)	(13,279.88)	(20,264.00)	(11,659.79)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**					
	Proceeds from issue of shares and warrants (net of expenses)	24,237.13	5,528.68	5,190.54	0.01	0.13
	Proceeds / Repayment of Long Term Borrowings (net)	(568.29)	34,846.45	(1,189.49)	8,146.22	(2,233.54)
	Proceeds / Repayment of Short Term Borrowings (net)	10,208.38	(10,194.82)	12,058.76	(719.44)	4,280.95
	Interest and Finance Charges	(6,678.38)	(5,795.22)	(2,656.11)	(1,740.32)	(1,539.69)
	Lease Rent Paid	-	-	-	-	(97.25)
	Dividend paid (including Dividend Tax)	-	(4,494.66)	(2,115.86)	(1,725.25)	(1,408.34)
	Net Cash Generated/ (used) - Financing Activities	27,198.84	19,890.43	11,287.84	3,961.22	(997.74)
	Net Increase / (Decrease) in Cash and Cash Equivalents	(5,027.69)	(2,669.55)	5,128.12	1,584.53	(2,219.54)
	Add : Opening Cash and Cash Equivalents	6,412.11	9,081.66	3,953.54	2,226.01	4,445.55
	Cash acquired on Amalgamation	9.41	-	-	143.00	-
	Closing Cash and Cash Equivalent	1,393.83	6,412.11	9,081.66	3,953.54	2,226.01

Notes:

1. Closing cash and cash equivalents represent "Cash and Bank Balances" except amount lying in designated account with scheduled banks on account of unclaimed Dividend/ Fractional coupons of Shares, which are not available for use by the Company.
2. Figures for the previous year have been regrouped / rearranged wherever necessary.

ANNEXURE - 4

SIGNIFICANT ACCOUNTING POLICIES & NOTES ON ACCOUNTS

A SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Convention

The financial statements are prepared under the historical cost convention, on an accrual basis and in accordance with the generally accepted accounting principles in India, the applicable mandatory Accounting Standards as notified by the Companies (Accounting Standard) Rules, 2006 and the relevant provisions of the Companies Act, 1956 of India.

2. Use of Estimates

The preparation of financial statements require estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are known / materialized.

3. Fixed Assets

(a) Tangible Assets are stated at cost less accumulated depreciation and impairment loss, if any. Cost comprises of purchase price and any attributable cost of bringing the assets to its working condition for its intended use.

(b) Intangible Assets are stated at cost less accumulated amortization. Cost includes any directly attributable expenditure on making the asset ready for its intended use.

(c) Machinery spares which can be used only in connection with an item of Fixed Asset and whose use is not of regular nature are written off over the estimated useful life of the relevant asset.

4. Depreciation and Amortization

(a) Depreciation on Fixed Assets has been provided using Straight Line Method at the rates and manner prescribed under Schedule VI of Companies Act, 1956 of India.

(b) Leasehold land (including mining rights) are amortized over the period of lease on straight line basis.

(c) Intangible assets are amortized over their estimated useful lives on straight line basis.

(d) Depreciation on assets acquired under finance lease is spread over the lease term.

5. Impairment

An asset is treated as impaired when the carrying cost of the asset exceeds its recoverable value being higher of value in use and net selling price. Value in use is computed at net present value of cash flow expected over the balance useful life of the assets. An impairment loss is recognized as an expense in the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting period is reversed if there has been an improvement in recoverable amount.

6. Leases

Lease payments under an operating lease are recognized as expense in the statement of profit and loss account as per terms of lease agreement.

7. Investments

(a) Long term Investments are carried at cost after deducting provision, if any, for diminution in value considered to be other than temporary in nature.

(b) Current investments are stated at lower of cost and fair value.

8. Inventories

(a) Inventories of stores and spare parts are valued at or below cost after providing for cost of obsolescence and other anticipated losses, wherever considered necessary.

(b) Inventories of items other than those stated above are valued 'At cost or Net Realizable Value, whichever is lower'. Cost is generally determined on weighted average cost basis and wherever required, appropriate overheads are taken into account. Net Realizable Value is the estimated selling

price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

(c) Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.

9. Foreign Currency Transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of transaction. Year-end balance of foreign currency transactions is translated at the year-end rates. Exchange differences arising on settlement of monetary items or on reporting of monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized as income or expense in the period in which they arise.

10. Employee benefits

Employee benefits of short-term nature are recognized as expense as and when it accrues. Long term employee benefits (e.g. long-service leave) and post employment benefits (e.g. gratuity), both funded and unfunded, are recognized as expense based on actuarial valuation at year end which takes into account actuarial gains and losses.

11. Revenue Recognition

Sales revenue is recognized on transfer of significant risk and rewards of the ownership of the goods to the buyer and stated at net of trade discount and rebates. Dividend income on investments is accounted for when the right to receive the payment is established. Export incentive, certain insurance, railway and other claims where quantum of accruals can not be ascertained with reasonable certainty, are accounted on acceptance basis.

12. Borrowing Cost

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized. Other borrowing costs are recognized as expenses in the period in which they are incurred. In determining the amount of borrowing costs eligible for capitalization during a period, any income earned on the temporary investment of those borrowings is deducted from the borrowing costs incurred.

13. Taxation

Provision for current income tax is made in accordance with the Income Tax Act, 1961. Deferred tax liabilities and assets are recognized at substantively enacted tax rates, subject to the consideration of prudence, on timing difference, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Fringe benefit tax (FBT) is accounted for on the estimated value of fringe benefits for the period as per the related provisions of the Income-tax Act.

14. Derivative Instruments

(a) Risks associated with fluctuations in the price of the Company's products (copper, alumina, aluminium and precious metals) are minimized by hedging on futures market. The results of metal hedging contracts /transactions are recorded at their settlement as part of raw material cost or sales as the case may be. Portion of the cash flow to the extent of underlyingphysical transactions having not been completed is carried in Raw Materials Inventory till the completion of the underlying physical transaction.

(b) The Company uses derivative financial instruments such as forward exchange contracts and currency swaps and options to hedge its risks associated with foreign currency fluctuations. In respect of transactions covered by Forward Exchange Contracts, the difference between the forward rate and the exchange rate at the inception of contract is recognized as income or expense over the life of the contract.

(c) Transactions covered by cross currency swap and option contracts to be settled on future dates are recognized at the year end rates of the underlying foreign currency. Effects arising out of swap contracts are being adjusted on the date of settlement.

15. Research and Development

Expenditure incurred during research phase are charged to revenue when no intangible asset arises from such research. Assets procured for research and development activities are generally capitalized.

16. Government Grants

Government Grants are recognized when there is a reasonable assurance that the same will be received. Revenue grants are recognized in the Profit and Loss Account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to Capital Reserve.

17. Provisions, Contingent Liabilities and Contingent Assets

Provision is recognized when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. Disclosure for contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. No provision is recognized or disclosure for contingent liability is made when there is a possible obligation or a present obligation and the likelihood of outflow of resources is remote. Contingent Asset is neither recognized nor disclosed in the financial statements.

B. NOTES ON ACCOUNTS

		(Rs. in Million)	
		As at 31 March 2008	As at 31 March 2007
1.	Capital Commitments outstanding (Advance/Deposit paid Rs 6,814.17 million, previous year Rs. 1,734.37 million)	9,512.31	8,143.37
2.	Uncalled Liability on shares partly paid up	2,379.58	-

3 (I) Contingent Liabilities not provided for in respect of:

(a) Claims/Disputed liabilities not acknowledged as debt:

Following demands are disputed by the Company and are not provided for:

		(Rs. in Million)	
		As at 31 March 2008	As at 31 March 2007
(i)	Demand notice by Asstt. Collector Central Excise Mirzapur for excise duty on power generated by company's captive power plant, Renusagar Power Co. Ltd (Since amalgamated). * Writ petition pending with Hon'able High Court of Delhi. Earlier demand raised was quashed by Hon'able High Court of Delhi. The amount has been sequestered in the Aluminium Regulation account. According to the terms of settlement dated 5.12.83 between the Central Govt. and the Company, this amount will be reimbursed to the Company in the event the case is decided against the Company.	91.21	91.21
ii)	Demand of interest on past dues of the Aluminium Regulation account upto 31.12.1987. * The demand is in dispute with Controller of Aluminium Regulation Account.	63.29	63.29
iii)	Retrospective Revision of Water Rates by UP Jal Vidyut Nigam Limited (April 1989 to June 1993 & Jan 2000 to Jan 2001). * Writ petition pending with Lucknow Bench of Hon'able High Court of Allahabad. The demand has been stayed vide order dated 11.5.2001.	40.80	40.80
iv)	Transit fees levied by Divisional Forest officer, Renukoot on coal and bauxite. * Appeal pending with Hon'able High Court of Allahabad and payment of transit fee has been stayed. According to legal opinion received by the Company, the forest department has no authority to levy such fee.	444.98	348.56
v)	M.P Transit Fee on Coal demanded by Northern Coal Fields Limited. * Writ petition pending with Hon'able High Court of Jabalpur. The Company has paid Rs 105.90 million to NCL under protest subject to the final conclusion of the writ petition.	160.53	160.53
vi)	Imposition of Cess on Coal by Shaktinagar Special Area Development Authority.	39.68	36.42

		As at 31 March 2008	As at 31 March 2007
		(Rs. in Million)	
	* Appeal is pending before Hon'able High Court of Allahabad. Demand and levy has been stayed. According to legal opinion received by the Company, the state has no power to tax the mineral since this field is covered under Mines and Minerals Development and Regulation Act.		
vii)	Demand of Royalty on Vanadium by District Mining officer, Lohardaga.	84.44	84.44
	* Appeal is pending with Hon'able High Court of Allahabad. The demand has been stayed on certain conditions fulfilled by the Company.		
viii)	The demand of Excise Duty on gold.	1,553.06	1,553.06
	* Appeal is pending with Supreme Court.		
ix)	Demand for disallowances of depreciation claim and other claim on the leased assets by Lessor.	180.20	180.20
	* Matter is pending with Lessor.		
x)	Tax under MPGATSVA, 2005 @ 5% on basic price of coal w.e.f. 30-9-2005 by M.P. State Government.	268.59	167.10
	*Writ petition is being filed before the Hon'able High Court of Madhya Pradesh at Jabalpur.		
xi)	Demand raised on provisional assessment for Entry Tax.	1,545.35	258.54
	* Writ petition is pending before Hon'able High Court of Allahabad and demand has been stayed while in some cases Hon'able high court has directed to pay the amount which will be deposited in the interest bearing account.		
xii)	Demand raised on assessment under CST Act & UP Sales Tax Act.	404.56	94.59
	* Appeal has been filed with appropriate Authority.		
xiii)	Revision of surface rent on land by Government of Jharkhand w.e.f. 16-6-2005.	66.98	42.29
	* Matter is in dispute at Hon'able High Court of Jharkhand.		
xiv)	Demand made by Nayab Tehsildar Kusmi / Collector under Chattisgarh (Adhosanrachna Vikas evam Parayavaran Upkar Adhiniyam, 2005).	17.39	12.12
	* Writ petition has been filed before Hon'able High Court of Chhattisgarh at Bilaspur.		
xv)	Service tax paid on GTA and BAS.	20.50	-
	* Commissioner has confirmed the demand. Appeal is being filed to CESTAT New Delhi.		
xvi)	Demand for duty on loading and transportation charges on scrap.	-	13.87
	* Appeal has been filed with appropriate Authority.		
xvii)	Demand for reversal of difference between duty paid and credit taken on returned material.	-	16.45
	* Appeal has been filed with appropriate Authority.		
xviii)	CST demand on reopening of assessments for earlier years.	88.10	65.11
	* Appeals have been filed.		
xix)	Recovery of differential duty on account of Final Assessment of different B/Es. for import under Advance Licences.	-	758.14
	*Appeal pending with Commissioner of Customs (Appeals), Ahmedabad.		
xx)	Disallowances of Sales Tax Forms for Sales Tax Assessment year 1997-98.	12.05	16.50
	*Appeal is pending with Joint Commissioner (Appeal),Vadodara, Gujarat.		
xxi)	Demand for Sales Tax u/s 15B for A.Y. 2001-02 & 2002-03.	81.70	81.70
	* Appeal is pending with J. C Appellate Authority, Baroda.		
xxii)	Demand for Stamp Duty on Imported Cargo.	104.93	95.40
	* Matter is pending with hon'ble High Court, Ahmedabad, Gujarat.		
xxiii)	Classification dispute of Aluminium Casserole.	52.38	-
	* Matter is pending with CESTAT, Ahmedabad.		
xxiv)	Service tax on insurance policy attributable to Renusagar.	12.90	-
	* Commissioner has confirmed the demand. Appeal is being filed with CESTAT, New Delhi.		
xxv)	Demand of Interest on differential duty on account of final assessment of Bill of Entries.	517.27	-

		As at 31 March 2008	As at 31 March 2007
	* The matter is pending with Commissioner of Customs, Appeal, Ahmedabad.		
xxvi)	Disallowance of CENVAT credit. * The matter is pending with CESTAT, Ahmedabad.	52.89	-
xxvii)	Demand for interest on claim. * Matter is pending with arbitrator.	53.16	-
xxviii)	Demand raised on assessment under CST Act and APGST Act for various years. * Appeals have been filed with appropriate authorities.	26.13	-
xxix)	Other Contingent Liabilities in respect of Excise, customs, Sales Tax etc. each being for less than Rs.10 millions. * The demands are in dispute at various legal forums.	100.85	101.33

(Rs. in Million)

*** indicating uncertainties**

(Rs. in Million)

		As at 31 March 2008	As at 31 March 2007
(b) i)	Bills discounted with Banks	765.88	1,004.16
ii)	Corporate Guarantees outstanding (Rs.159,925 million (previous year Rs. 45 million) given on behalf of subsidiary companies). *	160,242.10	195.00
(c)	The Company has received supplementary bills on account of revision in rate of power for Main Supply from the UPSEB for the period 15th May 1976 to 30th June 1980 and the same remains unprovided for as disputed by the Company.	50.10	50.10
(d)	Customs duty on Capital Goods and Raw Materials imported under Advance Licence / EPCG Scheme, against which export obligation is to be fulfilled.	1,920.27	1,833.40

* Includes US$ 4 billion (Rs. 1,59,880 million) given by the Company for due performance of facility agreement entered into by one of its wholly owned subsidiary companies with the Bankers for availing loan of US$ 3.03 billion for acquisition of Novelis Inc.

(II) Provisions:

(Rs. in Million)

Nature	Opening Balance	Addition	Utilisation	Closing Balance
Excise duty on electricity	54.73	-	-	54.73
Sales tax	18.37	-	-	18.37
Others	71.90	-	-	71.90
Total	145.00	-	-	145.00

(a) The provision for excise duty and sales tax are on account of legal matters, where the company anticipates probable outflow. The amount of provision is estimated by the Company considering the facts and circumstances of each case for which cash flow will be determined on settlement of these matters.

(b) Provision for others is on account of dispute pertaining to non-supply of material to a customer.

(III) The Company has given undertakings to various Financial Institutions and Banks, as relevant, for

i) non disposal of equity shares of Bihar Caustic & Chemicals Ltd till the Institutional Loans are repaid in full in addition to finance the cost over run, if any, in respect of an on-going project of the company for which the loan has been taken.

ii) non disposal of equity shares of IDEA Cellular Ltd. till the Institutional loans are repaid in full.

4. During April 2007, the Company received a notice dated 24th March, 2007 from collector (Stamp) Kanpur, Uttar Pradesh alleging that stamp duty of Rs. 2,529.59 million is payable in

view of order dated 18th November, 2002 of Hon'able High Court of Allahabad approving scheme of arrangement for merger of Copper business of Indo Gulf Corporation Limited with the Company. The Company feels that it has a strong case as there is no substantive/computation provision for levy/calculation of stamp duty on court order approving scheme of arrangement under Companies Act, 1956 within the provisions of Uttar Pradesh Stamp Act. The Company has filed a writ petition before the Hon'able High Court of Allahabad, inter alia, on the above said ground and also that the properties in question are located in the state of Gujarat and thus the collector has no territorial jurisdiction.

5. a) For the purpose of restatement of audited accounts all material adjustments have been considered. Reconciliation of Net Profit as per Audited Accounts and Net Profit after Restatement together with items considered for restatement are given below:

(Rs. in Million)

	For the year ended 31st March,				
	2008	2007	2006	2005	2004
Net Profit as per Audited Accounts	28,609.39	25,643.25	16,555.50	13,293.57	8,389.29
Restatement Adjustments:					
(i). Prior Year Adjustments (refer Note (i) below)	53.97	(9.22)	(17.68)	(10.25)	(8.74)
(ii). Liability no longer required written back (refer Note (ii) below)	(366.56)	85.05	(15.99)	297.50	-
(iii) Export and other Incentives (refer Note (iii) below)	-	519.04	(1,380.28)	861.24	-
(iv). Exceptional Item (refer Note (iv) below)	-	-	(30.22)	30.22	-
(v). Tax Adjustment for earlier years (refer Note (v) below)	(5,406.68)	-	-	-	-
(vi). Tax impact on Restatement - Current Tax	106.25	(200.23)	486.11	(431.29)	3.14
Net Profit after Restatement	22,996.37	26,037.89	15,597.44	14,040.99	8,383.69

i) In the audited accounts for the year ended 31st March, 2008, certain cenvat credit earlier availed were reversed. For the purpose of restated accounts the said items have been adjusted in the relevant years in which the same were originally availed.

ii) In the audited accounts for the years ended 31st March, 2006 and 2008, certain liabilities created in earlier years were written back. For the purpose of restated accounts the said liabilities, wherever considered material, have been appropriately adjusted in the relevant years in which the same were originally created.

iii) Audited accounts for the year ended 31st March, 2006 include benefit under Target Plus Scheme accrued in relation to export made during FY 2004-05 as necessary guidelines for claiming such benefits were issued during FY 2005-06. Further pursuant to a notification dated 12th June, 2006 of Government of India, reduction in benefit under Target Plus in relation to export made during FY 2005-06 has been accounted during FY 2006-07. For the purpose of restated accounts the said benefits/ reduction have been adjusted in the relevant years to which they relate.

Iv) Audited accounts for the year ended 31st March, 2006 include write back of excess provision made for demerger expenses. For the purpose of restated accounts said item has been adjusted in the year in which the same was originally created.

v). In the financial statements for the years ended 31st March, 2008, Tax adjustment for earlier years (Net) represents write back of provision for tax resulting from change in estimation of tax liability on progress in tax assessments. For the purpose of this statement said amount have been adjusted in the year in which the same was originally created.

b). Accounts have not been restated for any period prior to which the new Accounting Standards (AS) or revision in existing AS, as stated under, become effective:

Particulars	Effective Date
AS 11 (Revised) - Accounting for the Effects of Changes in Foreign Exchange Rates	Periods commencing on or after 1st April, 2004
AS 15 (Revised) - Employee Benefits	Periods commencing on or after 1st April, 2006
AS 28 - Impairment of Assets	Periods commencing on or after 1st April, 2004
AS 29 - Provisions, Contingent Liabilities and Contingent Assets	Periods commencing on or after 1st April, 2004

c). Exchange differences up to December, 2006 attributable to the acquisition of fixed assets had been adjusted to the cost of the respective assets. The accounts have not been restated for the period prior to December, 2006 in respect of such exchange differences.

d). Figures have been regrouped/ rearranged wherever necessary.

6. Sale of Di-Ammonium Phosphate (DAP) and other complex fertilizers are covered under the concessional schemes for decontrolled fertilizers of the Government of India. In previous year

pending claim for concession were accounted for based on current practice adopted by department of fertilizer for neutralizing the cost of input. In view of uncertainty, accounting of pending claim for concession, for which final rate has not been declared, has been done on base rate declared by the Government.

7. A part of electricity supplied by the Company, which has been treated by Uttar Pradesh Power Corporation Limited (UPPCL) as sale, has been accounted for on the basis of provisional rates. The effect of variation in the rate will be accounted for in the year in which rates are finalized by UPPCL.

8. Although the book value of certain unquoted investments (amount not ascertained) is lower than cost, considering the strategic and long term nature of the investments and asset base of the investee companies, in the opinion of the management such decline is temporary in nature and no provision is necessary for the same.

9. Balances with Trident Trust representing 16,316,130 equity shares of Re.1/- each of the Company issued pursuant to the Scheme of Arrangement approved by the Hon'ble High Courts at Mumbai and Allahabad vide their Orders dated 31st October 2002 and 18th November 2002, respectively, to the Trident Trust, which is created wholly for the benefit of the Company and is being managed by trustees appointed by it. The tenure of the trust has been extended upto 23rd January 2017.

10. The Company has issued equity shares of Re. 1/- each on rights basis at a price of Rs 96 per share in the ratio of 1:4 in February, 2006 aggregating to 231,882,222 shares (including 361,191 shares allotted by the Company during the year, earlier kept in abeyance at the time of Company's rights issue due to court cases). Against a total amount receivable of Rs 22,261 million (spreading over a two year period with two call notices), the Company has received Rs 22,195 million till 31st March, 2008. Out of this, an amount of Rs 366 million has been spent on associated expenses of the rights issue and Rs 3,935 million has been utilized towards subscription to shares of a subsidiary of the Company. The balance amount has been invested temporarily in liquid funds.

11. As per approval of shareholders in the Extra Ordinary General Meeting held on 28 March 2007, the Company has allotted 67,500,000 equity shares of face value of Re 1/- each on a preferential basis to Promoters / Promoter Group at a price of Rs 173.87 each, fully paid on 11th April, 2007. Further 80,000,000 warrants were also allotted on a preferential basis to the Promoters / Promoter Group entitling them to apply for and obtain allotment of one equity share at a price of Rs 173.87 per share against each such warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment in one or more tranches. The Company has received 10% amount against each such warrant.

12. A wholly owned subsidiary company namely A V Minerals (Netherlands) B.V. has been incorporated in Netherlands in April 2007. The entire holding in A V Metals Inc., a subsidiary of the Company in Canada has been transferred in May 2007 to A V Minerals (Netherlands) B.V. As on 31st March 2008 the Company has invested a total amount of Rs. 25,327.20 million. Out of this Rs. 19,114.30 million (equivalent to US$ 450 million) has been invested towards initial equity contribution in A V Minerals for the purpose of acquisition of Novelis (refer note below). The balance amount of Rs. 6,212.90 million has been funded as equity towards payment of interest for the year by A V Minerals Inc and A V Metals Inc on total bridge loan of US$ 3.03 billion for a period of 18 months taken by these companies for the said purpose.

Since these companies do not have adequate income, payment of interest has affected their net worth. In view of strategic nature of investment, the management believes that the diminution in value being temporary in nature, no provision is necessary.

13. On 15th May, 2007, the Company acquired Novelis Inc., the world's largest aluminium rolled product manufacturer through its indirect wholly-owned subsidiary A V Metals Inc. (Acquisition Sub) pursuant to a plan of arrangement (Arrangement) entered into on 10th February, 2007 and approved by the Ontario Superior Court of Justice, Canada on 14th May, 2007. As a result of the Arrangement, Acquisition Sub acquired all of Novelis' outstanding common shares at a price of US$ 44.93 per share in exchange for cash payments. The aggregate purchase price for Novelis' common shares was US$ 3.4 billion and immediately following the Arrangement, the common shares of Novelis were transferred from Acquisition Sub to the Company's wholly-owned indirect subsidiary A V Aluminum Inc. a company established in Canada for this purpose. A V Aluminum Inc is a wholly owned subsidiary of A V Metals Inc which in turn is a wholly owned subsidiary of A V Minerals (Netherlands) B.V.

14. With a view to derive full synergistic benefits the board of directors of Indian Aluminium Company (Indal) and Hindalco approved a Scheme of Amalgamation (the Scheme). After obtaining all requisite statutory approvals including sanction of the Scheme by the Hon'able High Courts at Mumbai and Kolkata, the amalgamation was made effective on 25th March, 2008 with appointed date as 1st April, 2007. Accounting of such amalgamation was done to comply with the Scheme and applicable Accounting Standards. The last date for actual exchange of shares between equity and preference, to be issued by the Company, to the shareholders of Indal based on option exercised by the shareholders of Indal was fixed as 22nd April, 2008. Accordingly, 376 Equity Shares of Re. 1/- each and 2,032,734 6% Cumulative Preference Shares of Rs. 2/- each of the Company have been allotted as per Board resolution dated 3rd May 2008. Since exchange of shares stated above has not been effected before 31st March, 2008, an amount of Rs 4.06 million has been accounted as Share Capital Suspense to be transferred to Equity Share Capital and Preference Share Capital subsequently. An amount of Rs 0.24 million has been appropriated towards dividend payable to the preference shareholders being amount accruing from 1st April, 2007 as per the Scheme. Further, an amount of Rs 0.13 million has been transferred to Capital Reserves. In complying with the Scheme, an amount of Rs 28.12 million (net of tax effect of Rs 14.48 million) being shortfall of depreciation charge due to alignment of accounting policy has been adjusted against General Reserves.

15. (a) The Company has acquired the shareholding of Alcan Inc. consisting of 78,564,384 equity shares of Rs 10/- each in Utkal Alumina International Limited (Utkal). Consequently, Utkal is now a wholly owned subsidiary of the Company. During the year Utkal has issued 378,654,820 numbers of shares, Thus the Company has invested a total amount of Rs. 6,635.12 million till 31st March 2008.The project activities in Utkal are progressing well.

(b) The Company has entered into a joint venture agreement with Essar Power M.P. Limited by virtue of which it holds 50% stake in Mahan Coal Limited, a new company formed for mining of coal, a part of which being the entitlement of the Company as per the agreement will be used for generating power to be captively consumed in proposed greenfield aluminium smelter in Madhya Pradesh. The Company has invested a total amount of Rs.23.75 million till 31st March 2008.

(c) The Company has entered into a joint venture partnership with Almex USA Inc. (Almex), for the manufacture of high strength aluminium alloys for applications in the aerospace, sporting goods and surface transport industries. The joint venture has been named Hindalco-Almex Aerospace Limited. The Company has 70 per cent equity participation, with Almex holding the balance 30 per cent in the JV. The Company has made an equity contribution of Rs.210.00 million till 31st March 2008. It is expected that the project will go on stream during the second quarter of next year.

(d) The Company has formed a joint venture company namely Tubed Coal Mines Ltd with The Tata Power Company Ltd as per the condition of allotment letter of Ministry of Coal for the purpose of exploration of the Coal block allotted by the Government in the State of Jharkhand. Hindalco holds 60% stake in the Joint venture and balance 40% is held by The Tata Power Company Ltd. The Company has invested a total amount of Rs. 12.30 million (including Rs. 0.60 Million towards advance against equity.) till 31st March 2008.

(e) The Company has formed a joint venture company namely East Coast Bauxite Mining Company Private Limited with Orissa Mining Corporation Limited to mine bauxite in the State of Orissa. Hindalco holds 74% stake in the Joint venture by virtue of acquiring 7,400 numbers of equity share of Rs. 10/- each, and balance 26% is held by Orissa Mining Corporation Limited.

16. The total of future minimum lease payment commitments under non-cancelable operating lease agreement for a period of twenty years expiring in 2022 to use railway tracks along with locomotives for transportation of its materials are as under:

(Rs. in Million)

	As at 31st March 2008	**As at 31st March 2007**
Not later than one year	4.00	4.00
Later than one year and not later than five years	16.00	16.00

Later than five years	36.67	40.67

17. **Deferred Tax**

Major components of Deferred Tax arising on account of temporary timing differences are:

Particulars	**(Rs. in Million)**	
	As at 31st March 2008	**As at 31st March 2007**
Deferred Tax Assets (A)		
Expenses allowable as per Income Tax u/s 35D/35DD	124.40	149.28
On Provision for retirement benefit	621.47	529.02
Total	**745.87**	**678.30**
Deferred Tax Liability (B)		
Depreciation	13,305.50	11,352.80
Others	677.11	583.51
Total	**13,982.61**	**11,936.31**
Net Deferred Tax Liabilities (B-A)	**13,236.74**	**11,258.01**

18. (a) Purchase of copper concentrate is accounted for provisionally pending finalization of content in the concentrate, price, and custom duty. Variations are accounted for in the year of settlement.

(b) Sale of Continuous Cast Copper Rod and Copper Cathode is accounted for provisionally pending finalisation of price variations in the year of settlement.

(c) Final price payable on purchase of copper concentrate for which quotational period, price and quantity was not finalized in the previous year, were realigned at year end rate based on monthly average rate for Copper and Precious Metal quoted at LME & LMBA respectively and accordingly an additional provision for Rs.546.82 million was made. During the year final price payable was settled at Rs. 1,962.66 million and additional liabilities of Rs. 1,415.84 million has been charged to raw material consumption. Further, an additional provision for Rs. 2,520.04 million was made on realignment of such class of liabilities as on 31st March 2008. Actual outflow is expected on finalization of quotational period price in the next financial year.

(d) Final price receivable from sale of Copper for which quotational price was not finalized in previous year were realigned at year end rate based on LME rate and provisional sales for Rs. 430.87 million were accounted for. During the year final price was settled at Rs. 490.22 million and credit for further sales of Rs. 59.35 million were taken into account. As on 31st March 2008 sales of Rs. 1,975.76 million pending for price finalization were realigned at year end rate of LME and an additional sales of Rs. 161.55 million was accounted for. Actual inflow is expected on finalization of price in next financial year.

19. (a) As per the metal price risk management policy of the Company, the Company has entered into various future options contracts for hedging on the LME and LBMA. The outstanding positions are as under:

Metal	Nature	As at 31st March 2008		As at 31st March 2007	
		Quantity	Value (USD in Million)	Quantity	Value (USD in Million)
Copper - Mt	Sell	2,175	13.78	25,500	160 44
Gold - Tr Oz	Sell	164,103	154.11	126,977	82 86
Silver - Tr Oz	Sell	1,013,962	19.21	938,987	13 07
Aluminium - Mt	Sell	52,400	154.97	30,750	83 39

(b) The Company has entered into various derivative contracts for hedging foreign exchange exposures. The transactions outstanding are as under:

Nature of Exposure	Currency	Nature	As at 31st March, 2008 (in million)	As at 31st March, 2007 (in million)
USD Earnings	USD	Sell	52.00	315.61
USD Earnings	USD	Buy	-	38.00
Suppliers Credit	USD	Sell	-	50.00
Buyers Credit	USD	Buy	33.00	83.49
Exports	USD	Sell	239.62	239.61
Capex	USD	Buy	0.89	25.19
Capex	AUD	Buy	-	2.40
Capex	CHF	Buy	0.50	1.33
Capex	EURO	Buy	0.21	5.78
Capex	GBP	Buy	0.50	0.95
Imports	USD	Buy	1.48	1.49
Spares Purchase	EURO	Buy	-	1.49
Investment in Equity	USD	Buy	-	370.00
Packing Credit	USD	Buy	-	25.00

(c) Foreign currency exposures that are not hedged by a derivative instrument or otherwise are as under:

Currency	As at 31st March, 2008			As at 31st March, 2007		
	Payable	Receivable	Loan	Payable	Receivable	Loan
	(in million)	(in million)	(in million)	(in million)	(in million)	(in million)
USD	512.78	104.04	436.92	372.73	85.25	145.54
EUR	0.77	0.97	-	0.72	2.04	-
GBP	0.76	0.84	-	0.09	0.56	-
CHF	3.09	-	-	0.05	-	-
AUD	0.58	-	-	0.13	-	-
JPY	57.33	-	-	3.85	-	-
YEN	-	-	-	38.01	-	-
NOK	0.70	-	-	1.96	-	-

(d) In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market losses on outstanding derivative instruments as on 31st March, 2008 stood at Rs. 220 million, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivatives entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market loss is expected to flow back through future cash flows. The Company intends to go for early adoption of AS 30 on Financial Instruments: Recognition and Measurement which will take some time on account of associated complexities and documentation requirements. Pending adoption of AS 30, the Company has not provided for the losses on mark to market basis.

(e) The Company has entered into various derivative contracts for hedging foreign exchange exposures. The transactions outstanding as on 31st March 2008 are as under:

Category	Nature	Outstanding Amount (Rs. million)	MTM (Rs. million) Gain (+) / Loss (-)
Commodity	Forward Cover, Option, etc	25,892.99	(140.00)
Foreign Exchange, Currency, etc	Forward Cover, Option, etc	12,193.42	(80.00)

ANNEXURE - 5

RELATED PARTY TRANSACTIONS – STANDALONE

A List of Related Parties

(a) **Subsidiaries of the Company**

Aditya Birla Minerals Limited
Birla (Nifty) Pty Limited
Birla Maroochydore Pty Limited
Birla Mt Gordon Pty Limited
Birla Resources Pty Limited
Dahej Harbour and Infrastructure Limited
Bihar Caustic and Chemicals Limited
Hindalco – Almex Aerospace Limited
Indal Exports Limited
Lucknow Finance Company Limited
Minerals and Minerals Limited
Renuka Investments & Finance Limited
Renukeswar Investments & Finance Limited
Suvas Holdings Limited
Utkal Alumina International Limited
East Coast Bauxite Mining Company Private Limited
Tubed Coal Mines Limited
A V Minerals (Netherlands) B.V.
A V Metals Inc
A V Aluminum Inc.
Novelis Inc.
Novelis Belgique SA
Novelis Benelux NV
Albrasilis – Aluminio do Brasil Industria e Comercia Ltda
Novelis do Brasil Ltda.

(b) **Trust of the Company**

Trident Trust

(c) **Joint Venture**

IDEA Cellular Limited
Mahan Coal Limted

(d) **Associates of the Company**

Aditya Birla Science and Technology Company Limited
Consorcio Candonga
France Aluminium Recyclage SA
Aluminium Norf GmbH
Deutsche Aluminium Verpackung Recycling GmbH
MiniMRF LLC (Delaware)

(e) **Key Managerial Personnel**

Mr. Debu Bhattacharya – Managing Director

RELATED PARTY TRANSACTIONS - STANDALONE

A List of Related Parties

(a) Subsidiaries of the Company

4260848 Canada Inc.
4260856 Canada Inc.
Novelis Cast House Technology Ltd.
Novelis No. 1 Limited Partnership
Novelis Foil France SAS
Novelis Lamines France SAS
Novelis PAE SAS
Novelis Aluminium Beteiligungs GmbH
Novelis Deutschland GmbH
Novelis Aluminium Holding Company
Novelis Italia SpA
Novelis Luxembourg SA
Alcom Nikkei Specialty Coatings Sdn Berhad
Aluminum Company of Malaysia Berhad
Al Dotcom Sdn Berhad
Novelis (India) Infotech Ltd.
Novelis de Mexico SA de CV
Novelis Korea Ltd.
Novelis Sweden AB
Novelis AG
Novelis Switzerland SA
Novelis Technology AG
Novelis Automotive UK Ltd.
Novelis Europe Holdings Limited
Novelis UK Ltd.
Aluminum Upstream Holdings LLC (Delaware)
Eurofoil, Inc. (USA) (New York)
Logan Aluminium Inc. (Delaware)
Novelis Corporation (Texas)
Novelis Finances USA LLC (Delaware)
Novelis PAE Corp (Delaware)
Novelis South America Holdings LLC

B The following transactions were carried out with the Related parties in the ordinary course of business:

(a) Subsidiary Companies, Associate and Joint Ventures:

(Rs. in Million)

		2007-08			2006-07			2005-06		
Sl. No	**Transactions during the year**	**Subsidiaries**	**Associate**	**Joint Ventures**	**Subsidiaries**	**Associate**	**Joint Ventures**	**Subsidiaries**	**Associate**	**Joint Ventures**
1	Sales and Conversion	207.47	-	-	590.07	-	-	392.51	-	109.86
2	Services rendered	6.84	-	-	43.21	-	-	66.47	-	-
3	Interest and dividend received	39.23	4.79	-	63.72	0.72	-	55.69	-	0.50
4	Interest paid	-	-	-	-	-	-	-	-	-
5	Purchase of materials	24,060.29	-	-	11,636.94	-	-	5,744.35	-	153.63
6	Services received	310.26	68.84	0.40	311.81	5.16	0.39	277.90	-	0.52
7	Investments, Deposits, loans and advances made during the year	29,890.79	83.30	9.50	1,443.91	45.35	25.15	1,666.26	98.25	-
8	Investments, Deposits, loans and advances received back during the year	187.99	-	-	401.00	-	-	-	-	-
9	Guarantees and Collateral securities given	159,880.00	-	-	-	-	-	9,234.38	-	-
10	Guarantees and Collateral securities received back during the year	311.40	-	-	1,026.02	-	-	-	-	-
11	Licence and Lease arrangements									
	a) Licence Fees	0.06	-	-	0.06	-	-	5.66	-	-
	b) Deposits	-	-	-	-	-	-	54.85	-	-
	Outstanding balance as at 31st March								-	-
1	Debit Balances	1.42	0.01	0.05	76.27	-	-	38.30	-	0.06
2	Credit Balances	6,504.48	-	-	1,445.56	4.18	-	12.19	-	-
3	Investments, Deposits, loans and advances	38,033.61	226.89	2,318.05	8,471.40	143.59	2,309.94	7,544.26	78.25	2,283.40
4	Guarantees and Collateral securities given	159,925.00	-	-	45.00	-	-	1,071.03	-	-
5	Guarantees and Collateral securities taken	-			311.40			311.40	-	-

		2007-08	2006-07	2005-06
(b)	**Trident Trust**			
	Beneficiary Interest in the Trust	344.52	344.52	344.52
(c)	**Key Managerial Personnel:**			
	Managerial Remuneration (Including perquisites) *	82.37	49.40	37.81

* Excluding gratuity, leave encashment provisions and employee compensation under Employee Stock Option Scheme

ANNEXURE – 6
SEGMENT REPORTING

(a). **Primary Segment Reporting (by Business Segment):**

i). The Company has two reportable segments viz. Aluminium and Copper which have been identified in line with the Accounting Standard 17 on Segment Reporting, taking into account the organizational structure as well as differential risk and return of these segments. Details of products included in each segments are as under:

Aluminium : Alumina, Aluminium and Aluminium Products
Copper : Continuous Cast Copper Rods, Copper Cathode, Sulphuric Acid, DAP & Complexes, Gold and Silver

ii). Inter-segment transfers are based on market rates.

iii). Information about Primary Segment are follows:

Particulars	2007-08			2006-07			2005-06		
	Aluminium	*Copper*	*Total*	*Aluminium*	*Copper*	*Total*	*Aluminium*	*Copper*	*Total*
REVENUE									
External Sales	71,414.13	120,596.14	192,010.27	73,675.86	110,058.11	183,733.97	60,183.35	52,539.50	112,722.85
Inter Segment Transfers	35.31	58.93	94.24	28.20	61.35	89.55	-	0.79	0.79
	71,449.44	120,655.07	192,104.51	73,704.06	110,119.46	183,823.52	60,183.35	52,540.29	112,723.64
Less: Inter Segment Transfer	35.31	58.93	94.24	28.20	61.35	89.55	-	0.79	0.79
Total Revenue	71,414.13	120,596.14	192,010.27	73,675.86	110,058.11	183,733.97	60,183.35	52,539.50	112,722.85
RESULTS									
Segment Results	23,864.45	5,087.61	28,952.06	29,552.20	5,505.33	35,057.53	21,080.16	(1,019.80)	20,060.36
Un-allocable Income (Net)			3,797.71			3,007.47			1,804.12
Interest Expenses			(2,806.30)			(2,423.88)			(2,251.68)

Particulars	2007-08			2006-07			2005-06		
	Aluminium	Copper	Total	Aluminium	Copper	Total	Aluminium	Copper	Total
Provision for Taxes			(6,947.10)			(9,603.23)			(4,015.36)
Net Profit			22,996.37			26,037.89			15,597.44
OTHER INFORMATION									
Assets:									
Segment Assets	89,300.81	75,149.49	164,450.30	84,367.13	68,108.74	152,475.87	71,166.67	66,965.31	138,131.98
Un-allocable Assets			144,438.31			96,892.04			50,246.75
Total Assets			308,888.61			249,367.91			188,378.73
Liabilities:									
Segment Liabilities	9,218.08	21,182.32	30,400.40	9,489.79	18,855.60	28,345.39	5,268.93	16,615.70	21,884.63
Un-allocable Liabilities			104,166.08			91,296.83			65,309.22
Total Liabilities			134,566.48			119,642.22			87,193.85
Capital Expenditure	9,742.07	704.00		14,836.43	706.34		9,951.96	1,644.95	
Non-Cash Expenses:									
Depreciation	4,160.95	1,658.95		3,816.70	1,617.88		3,559.39	1,535.91	
Impairment	-	-		125.24	727.16		44.54	-	

(b). **Secondary Segment Reporting (by Geographical demarcation):**

i). The secondary segment is based on geographical demarcation i.e India and Rest of the World.

ii). Information about Secondary Segment are follows:

(Rs. in Million)

Particulars	2007-08			2006-07			2005-06		
	India	Rest of the World	Total	India	Rest of the World	Total	India	Rest of the World	Total
Segment Revenue	127,298.80	64,711.47	192,010.27	114,001.92	69,732.05	183,733.97	76,290.19	36,432.66	112,722.85
Segment Assets	159,940.33	4,509.97	164,450.30	148,530.55	3,945.32	152,475.87	134,746.11	3,385.87	138,131.98
Capital Expenditure	10,446.07	-	10,446.07	15,542.77	-	15,542.77	11,596.91	-	11,596.91

ANNEXURE - 7

PRINCIPAL TERMS OF LOAN AND ASSETS CHARGED AS SECURITY (Rs. in Million)

Particulars	Balance as on 31st March, 2008	Rate of Interest	Repayment Schedule	Security
100 Nos. Redeemable Non-Convertible Debentures of Rs. 100.00 million each	1,000.00	6.39%	15th November 2009	These debentures are secured by mortgage of immovable properties of Smelter and Power plant of the Company situated at Hirakud, Orissa, both present and future ranking pari-passu with existing charge holders and hypothecation of moveable properties of Hirakud Smelter and Power plant, (save and except current assets) both present and future.
2,500 Nos Redeemable Non-Convertible Debentures of Rs. 1.00 million each	2,500.00	6.50%	6th September 2009	These debentures are secured by mortgage of immovable properties of Dahej plant, both present and future, ranking pari-passu with existing charge holders and hypothecation of the movable properties of Dahej plant, both present and future (save and except current assets).
Cash Credit and Export Credit	1,179.06	As negotiated time to time with reference to various facilities	As per nature of facility	Working Capital Loan of Aluminium Business (Renukoot) is secured by hypothecation of Raw Materials inventory, Consumable Stores, Spares, Work-in-Process and Finished Products of Renukoot plant, Working Capital Loan of the balance Aluminium Business is secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Work-in-Process and Finished Products of all other aluminium plants (other than Renusgar Power plant) and Working Capital Loan of Copper Business is secured by hypothecation of stocks of Raw Materials, Consumable Stores, Spares, Work-in-Process and Finished Products of Copper Business, both present and future, secured by way of joint equitable mortgage of the immovable assets, on second charge basis, of Copper Business, ranking pari-passu with other Lenders/Institutions.
Rupee Term Loans	55,053.00	8.35%	Rs.1,590.38 million in 2008-09, Rs. 2,620.82 million in 2009-10, Rs. 2,799.7 million in 2010-11, Rs. 5,152.2 million in 2011-12, Rs. 7,931.9 million in 2012-13, Rs.10,751.6 million in 2013-14, Rs. 20,608.8 million in 2014-15 and balance Rs. 3,577.6 million in 2015-16	Secured by first charge on all immovable properties of the Company both present and future ranking pari-pasu and hypothecation on all the assets both present and future of the Company ranking pari-passu with other charge holders.

ANNEXURE - 7

PRINCIPAL TERMS OF LOAN AND ASSETS CHARGED AS SECURITY (Rs. in Million)

Particulars	Balance as on 31st March, 2008	Rate of Interest	Repayment Schedule	Security
Foreign Currency Term Loans	2,321.95	5.71%	20th June, 2008	The JPY loan equivalent to USD 50.00 million is secured by first charge on the immovable properties of the Copper Smelting plant at Dahej, Gujarat ranking pari-passu with the other charge holders and hypothecation of movable properties both present and future of the copper smelting plant ranking pari-passu.
Term Loans from Government of Uttar Pradesh under subsidized Housing Scheme for Industrial Workers	0.22	9.97%	In 2008-09, 2009-10 and 2010-11	Secured by hypothecation of Workers' Quarters at the Renukoot Plant
Employees Fixed Deposits	30.89	7.50%	Within a year	
Short Term Unsecured Loan from Banks	18,787.89	As negotiated from time to time with reference to various facilities	As per nature of facility	
Long Term Unsecured Loan from Banks				
DBS Bank	671.59	4.21%	2nd April, 2009	
DBS Bank	447.73	4.21%	2nd April, 2009	
Mizuho	1,124.25	5.66%	1st December, 2009	
Long Term Unsecured Loan from Others	169.27	Interest free	Varied amounts payable annually by April, 2018.	
	83,285.84			

HINDALCO INDUSTRIES LIMITED

ANNEXURE – 8

INVESTMENTS

(Rs. In Million)
As at 31st March,

	2008	2007	2006	2005	2004
Long Term Investments:					
Unquoted					
Shares in Subsidiary Companies	32,967.45	1,743.27	6,529.90	5,598.31	4,069.02
Shares, Debentures, Bonds, Units etc. in others	509.24	408.24	2,870.14	2,519.89	2,852.88
Quoted					
Government Securities	377.67	55.08	55.08	61.71	61.71
Shares in Subsidiary Companies	4,932.18	4,932.18	124.55	122.26	12,143.37
Shares, Debentures, Bonds, Units etc. in others	6,372.45	6,399.11	2,644.05	2,257.09	2,292.00
	45,158.99	13,537.88	12,223.72	10,559.26	21,418.98
Less: Provision for Diminution in carrying cost	(5.36)	(9.41)	(6.90)	(6.90)	-
	45,153.63	13,528.47	12,216.82	10,552.36	21,418.98
Current Investments:					
Unquoted					
Shares, Debentures, Bonds, Units etc. in others	95,926.23	73,224.70	27,496.04	26,468.72	12,352.68
	141,079.86	**86,753.17**	**39,712.86**	**37,021.08**	**33,771.66**
Aggregate Book Value:					
Quoted Investments	11,676.94	11,376.96	2,816.78	2,434.16	14,497.08
Unquoted Investments	129,402.92	75,376.21	36,896.08	34,586.92	19,274.58
	141,079.86	**86,753.17**	**39,712.86**	**37,021.08**	**33,771.66**
Aggregate Market Value of Quoted Investments	**57,956.75**	**51,592.79**	**14,002.31**	**8,025.92**	**16,963.73**

ANNEXURE – 9
SUNDRY DEBTORS

(Rs. In Million)
As at 31st March,

	2008	2007	2006	2005	2004
Debts outstanding over six months:					
Considered Good	585.68	698.46	552.73	161.25	228.60
Considered Doubtful	198.82	199.03	137.40	94.70	19.07
Other Debts:					
Considered Good	15,064.54	14,346.56	11,931.28	7,712.42	5,382.53
	15,849.04	**15,244.05**	**12,621.41**	**7,968.37**	**5,630.20**
Less: Provision for doubtful debts	198.82	199.03	137.40	94.70	19.07
	15,650.22	**15,045.02**	**12,484.01**	**7,873.67**	**5,611.13**
Receivable from:					
Promoters/ Promoter Group Companies	87.58	51.85	46.22	30.91	1.93
Others	15,562.64	14,993.17	12,437.79	7,842.76	5,609.20
	15,650.22	**15,045.02**	**12,484.01**	**7,873.67**	**5,611.13**

ANNEXURE – 10

LOANS, ADVANCES AND OTHER CURRENT ASSETS

(Rs. In Million)

	As at 31st March,				
	2008	2007	2006	2005	2004
Loans and Advances:					
Advances recoverable in cash or in kind or for value to be received and/ or to be adjusted	7,303.35	7,204.39	5,412.96	7,514.09	7,069.11
Advance and Loans to Subsidiaries	133.34	1,795.96	944.65	212.27	555.65
Balance with Customs, Port Trusts, Excise etc.	1,492.14	1,538.98	681.29	11.51	0.02
Inter Corporate Deposits	521.25	858.35	589.24	631.47	853.66
Trident Trust	344.52	344.52	344.52	344.52	344.52
	9,794.60	11,742.20	7,972.66	8,713.86	8,822.96
Other Current Assets:					
Accrued Interest:					
On Investments	20.48	13.54	8.49	1.18	0.82
On Inter Corporate Deposits and Deposit in Banks	18.07	173.65	78.51	31.23	53.62
On Others	49.42	43.12	37.27	12.04	28.01
Accrued Export and other Incentives	535.07	957.77	1,804.03	1,239.01	153.97
	623.04	**1,188.08**	**1,928.30**	**1,283.46**	**236.42**
	10,417.64	**12,930.28**	**9,900.96**	**9,997.32**	**9,059.38**
Receivable from:					
Promoters/ Promoter Group Companies	407.02	400.23	423.60	400.08	515.46
Others	10,010.62	12,530.05	9,477.36	9,597.24	8,543.92
	10,417.64	**12,930.28**	**9,900.96**	**9,997.32**	**9,059.38**

ANNEXURE – 11

CURRENT LIABILITIES AND PROVISIONS

(Rs. In Million)

	As at 31st March, 2008	2007	2006	2005	2004
Current Liabilities:					
Sundry Creditors	20,386.63	22,767.61	20,018.44	14,161.08	7,737.56
Subsidiary Companies	6,504.43	1,445.56	12.17	279.84	104.47
Customers' Credit Balances and Advances against orders	1,383.44	1,526.50	524.99	407.18	332.50
Investor Education and Protection Fund shall be credited by the following:					
Unpaid Dividends	70.19	234.50	55.87	50.34	47.07
Unpaid Application/Call Money due for refund	3.45	4.01	30.72	-	-
Unpaid Matured Deposits	0.35	0.47	0.56	0.97	-
Interest accrued on above	0.18	0.70	0.70	0.90	-
Other Liabilities	264.84	626.73	591.51	631.39	252.29
Interest accrued but not due on Debentures, Loans and Deposits	334.28	608.77	604.81	715.37	557.31
	28,947.79	27,214.85	21,839.77	16,247.07	9,031.20
Provisions:					
Taxation (Net)	3,993.57	5,525.37	974.87	1,138.71	(5,629.54)
Dividends	2,269.17	-	2,168.38	1,855.61	1,525.84
Tax on Dividends	385.64	-	304.12	260.25	195.50
Employee Benefits	2,270.25	1,874.16	442.18	377.95	16.88
Other Provisions	177.48	177.47	177.47	87.20	54.73
	9,096.11	7,577.00	4,067.02	3,719.72	(3,836.59)
	38,043.90	**34,791.85**	**25,906.79**	**19,966.79**	**5,194.61**

ANNEXURE – 12

DETAILS OF OTHER INCOME AND OPERATING REVENUES

(Rs. In Million)

		For the year ended 31st March,				
		2008	**2007**	**2006**	**2005**	**2004**
Other Income:						
Rent Received	Recurring	34.56	30.34	24.87	14.62	13.67
Profit/(Loss) on Fixed Assets sold/ discarded (Net)	Non-Recurring	(31.52)	(38.74)	(7.65)	77.66	(1.82)
Income from Current Investments						
Interest	Recurring	-	-	-	-	0.67
Dividend	Recurring	3,299.27	1,329.57	944.31	641.60	206.42
Profit/(Loss) on sale of Investments (Net)	Non-Recurring	195.33	277.26	85.80	145.22	56.89
Changes in carrying amount of Investments (Net)	Non-Recurring	(126.23)	6.29	(10.86)	-	(0.09)
Income from Long Term Investments						
Interest	Recurring	107.26	81.25	13.15	7.09	19.18
Dividend	Recurring	69.41	334.71	142.65	152.67	172.38
Profit/(Loss) on sale of Investments (Net)	Non-Recurring	459.79	233.98	515.38	399.45	741.16
(Diminution)/ write back in carrying cost of Investments (Net)	Non-Recurring	4.05	(2.51)	(6.63)	-	-
Interest on ICDs and Deposit in Banks	Non-Recurring	49.96	218.41	125.76	119.66	267.81
Interest from Others						
Income Tax Department	Non-Recurring	387.34	387.34	387.34	387.34	387.34
Others	Recurring	465.76	664.42	100.57	755.14	536.44
Miscellaneous Income	Non-Recurring	14.39	178.37	124.42	-	-
		4,929.37	**3,700.69**	**2,439.11**	**2,700.45**	**2,400.05**
Operating Revenues						
Export and Other Incentives	Recurring	2,137.05	2,700.01	1,363.42	2,712.91	2,561.06
Miscellaneous Receipts and Claims (Net)	Recurring	782.43	358.22	413.30	385.85	308.61
		2,919.48	**3,058.23**	**1,776.72**	**3,098.76**	**2,869.67**

ANNEXURE – 13

DETAILS OF DIVIDEND PAID/ PROPOSED

(Rs. In Million)

	For the year ended 31st March,				
	2008	2007	2006	2005	2004
On Equity Shares:					
Number of Shares – Fully Paid-up	1,227,130,192	927,747,970	927,747,970	92,774,797	92,475,275
Number of Shares – Partly Paid-up (Re. 0.25 paid-up)		-	231,521,031		
Number of Shares – Partly Paid-up (Re. 0.50 paid-up)	-	231,521,031			
Face Value per Share (in Rs.) *	1.00	1.00	1.00	10.00	10.00
Rate of Dividend (%)	185.00	170.00	220.00	200.00	165.00
Dividend (Rs. In Million)	2,268.93	1,773.44	2,168.38	1,855.61	1,525.84
Dividend Tax (Rs. In Million)	385.60	248.72	304.12	264.16	195.50
On Preference Shares # :					
Number of Shares – Fully Paid-up	2,032,734	-		-	-
Face Value per Share (in Rs.)	2.00		-	-	-
Rate of Dividend (%)	6.00		-	-	-
Dividend (Rs. In Million)	0.24			-	-
Dividend Tax (Rs. In Million)	0.04			-	-

*During FY 2005-06 Equity Share of face value of Rs. 10/- each has been split into 10 Equity Shares of face value of Re. 1/- each.

#Refer Note No. 14 of Notes on Accounts in Annexure 4 - Significant Accounting policies and Notes on Accounts

ANNEXURE – 14

ACCOUNTING RATIOS

(Rs. in Million)

	Fot the year ended 31st March,				
	2008	**2007**	**2006**	**2005**	**2004**
Profit attributable to Equity Shareholders					
Net Profit	22,996.37	26,037.89	15,597.44	14,040.99	8,383.69
Less: Dividend on Preference Shares (including Dividend Tax)	0.28	-	-	-	-
	22,996.09	**26,037.89**	**15,597.44**	**14,040.99**	**8,383.69**
Net Worth	**174,322.13**	**129,725.69**	**101,184.88**	**82,712.34**	**73,972.00**
Number of Equity Shares outstanding					
Fully Paid-up	1,227,130,192	927,747,970	927,747,970	92,774,797	92,475,275
Partly Paid-up (Re. 0.25 paid-up)	-	-	231,521,031	-	-
Partly Paid-up (Re. 0.50 paid-up)	-	231,521,031	-	-	-
Weighted average number of Equity Shares outstanding					
Basic	1,167,151,498	1,004,921,647	986,116,213	92,780,847	92,481,325
Diluted	1,173,519,744	1,004,921,647	986,116,213	92,780,847	92,481,325
Face Value of Equity Shares (in Rs.) #	1.00	1.00	1.00	10.00	10.00
Earning Per Share (EPS):					
Basic EPS (in Rs.)	19.70	25.91	15.82	151.34	90.65
Diluted EPS (in Rs.)	19.60	25.91	15.82	151.34	90.65
Return on Net Worth (in %)	13.19%	20.07%	15.41%	16.98%	11.33%
Net Asset Value Per Share (in Rs.)	142.06	124.32	102.66	891.54	799.91

During FY 2005-06 Equity Share of face value of Rs. 10/- each has been split into 10 Equity Shares of face value of Re. 1/- each.

ANNEXURE - 15
CAPITALIZATION STATEMENT

(In Rs. million)

	Pre-Issue	Post-Issue
Borrowings#:		
Short Term	26,808.98	26,808.98
Long Term	60,536.56	69,536.56
	87,345.54	87,345.54
Shareholders' Funds:		
Equity Share Capital	1,227.10	1,752.90
Share Warrants	1,390.96	1,390.96
Reserves and Surplus (Net of Miscellaneous Expenditure to the extent not written off or adjusted) ##	178,772.52	228,723.75
	181,390.58	**231,867.61**
Long Term Debt/ Equity	0.33	0.26

As at 30th June 2008 as per unaudited accounts
Profit up to 30th June, 2008 considered as per unaudited accounts

ANNEXURE - 16
TAX SHELTER STATEMENT

(In Rs. million)

	For the year ended 31st March,				
	2008	2007	2006	2005	2004
Tax Rate	33.99%	33.66%	33.66%	36.59%	35.88%
Profit before Tax	29,943.47	35,641.12	19,612.80	20,220.54	12,447.95
Tax at Notional Rate	10,177.78	11,996.80	6,601.67	7,398.70	4,465.70
Adjustments:					
Export Benefits	-	-	-	-	423.70
Difference between tax Depreciation and book Depreciation	2,805.53	374.02	3,761.31	2,362.00	3,896.60
Other Adjustments	9,626.58	5,435.76	7,666.82	1,088.14	871.18
Net Adjustments	12,432.11	5,809.78	11,428.13	3,450.14	5,191.48
Tax saving on above Adjustments	4,225.67	1,955.57	3,846.71	1,262.41	1,862.44
Total Taxation (Current Tax)	5,952.11	10,041.23	2,754.96	6,136.29	2,603.26

HINDALCO INDUSTRIES LIMITED

ANNEXURE - 17
STATEMENT OF CONSOLIDATED PROFITS AND LOSSES – RESTATED

(in Rs. million)

	For the year ended 31st March,				
	2008	2007	2006	2005	2004
Income:					
Net Sales	596,962.99	190,674.40	118,159.31	99,955.78	79,319.21
Operating Revenues	3,165.24	3,090.77	1,795.48	3,136.35	3,209.89
Net Sales and Operating Revenues	600,128.23	193,765.17	119,954.79	103,092.13	82,529.10
Other Income	6,560.33	4,090.63	2,805.44	2,778.83	2,795.21
	606,688.56	**197,855.80**	**122,760.23**	**105,870.96**	**85,324.31**
Expenditure:					
(Increase)/ Decrease in Stocks	(1,457.20)	(4,501.25)	(10,111.91)	(2,242.07)	(779.19)
Trade Purchases	357.55	233.69	211.62	182.22	8.42
Consumption of Raw Materials	404,429.80	113,912.92	68,398.03	48,482.82	36,621.16
Employees Cost	43,415.20	5,715.71	5,028.16	4,850.43	4,475.17
Power and Fuel	31,166.81	18,584.94	18,011.41	15,546.73	13,183.88
Other Expenditure	56,178.13	15,017.66	11,428.16	10,849.03	9,496.89
Interest and Finance Charges	18,490.97	3,134.70	3,013.69	2,159.12	2,345.64
Depreciation	24,827.78	7,793.13	7,914.85	6,324.93	5,140.34
Impairment	54.73	852.40	44.54	-	-
	577,463.77	**160,743.90**	**103,938.55**	**86,153.20**	**70,492.31**
Profit before Tax and Exceptional Items	**29,224.79**	**37,111.90**	**18,821.68**	**19,717.76**	**14,832.00**
Exceptional Items (Net)	-	-	7.50	100.33	10.04
Profit before Tax and Minority Interest	**29,224.79**	**37,111.90**	**18,814.18**	**19,617.43**	**14,821.96**
Provision for Current Tax	9,632.40	10,101.60	2,795.71	5,849.76	3,239.07
Provision for Deferred Tax	2,027.40	(478.46)	979.74	93.44	1,637.73
Provision for Fringe Benefit Tax	122.63	120.71	108.54	-	-
Profit before Minority Interest	**17,442.36**	**27,368.05**	**14,930.19**	**13,674.23**	**9,945.16**
Minority Interest	2,160.61	135.79	120.61	110.11	39.70
Share in (Profit)/ Loss of Associates (Net)	(997.88)	11.54	-	-	-
Net Profit	**16,279.63**	**27,220.72**	**14,809.58**	**13,564.12**	**9,905.46**

HINDALCO INDUSTRIES LIMITED

ANNEXURE – 18

STATEMENT OF CONSOLIDATED ASSETS AND LIABILITIES – RESTATED

(in Rs. million)

	As at 31st March,				
	2008	2007	2006	2005	2004
A. Fixed Asserts					
Gross Block	418,687.70	142,422.69	134,290.81	109,451.02	102,549.50
Less : Depreciation	72,372.13	48,449.36	44,957.73	38,065.60	30,412.75
Less : Impairment	1,677.88	1,896.21	1,043.81	999.27	-
Net Block	344,637.69	92,077.12	88,289.27	70,386.15	72,136.75
Capital Work-in-Progress	24,571.14	19,169.47	10,402.80	16,386.94	7,115.58
	369,208.83	**111,246.59**	**98,692.07**	**86,773.09**	**79,252.33**
B. Investments	**140,076.46**	**78,741.41**	**31,632.07**	**29,558.16**	**18,655.27**
C. Current Assets, Loans and Advances					
Inventories	111,108.64	48,123.25	44,975.37	26,970.41	17,033.69
Sundry Debtors	67,173.76	15,485.21	13,056.55	8,404.44	7,517.35
Cash and Bank Balances	17,168.72	10,344.65	10,423.42	4,730.47	2,831.20
Loans and Advances	18,587.13	11,512.23	7,880.90	8,989.22	9,779.16
Other Current Assets	703.89	1,219.76	1,926.37	1,288.28	443.56
	214,742.14	**86,685.10**	**78,262.61**	**50,382.82**	**37,604.96**
	724,027.43	**276,673.10**	**208,586.75**	**166,714.07**	**135,512.56**
Less:					
D. Liabilities, Provisions and Minority Interest					
Secured Loans	109,030.01	72,589.06	31,178.07	32,310.15	24,385.11
Unsecured Loans	214,494.32	11,840.34	31,531.02	16,933.96	12,801.07
Deferred Tax Liability (Net)	39,350.52	11,629.59	12,238.83	11,318.26	11,941.93
Current Liabilities and Provisions	172,179.55	38,458.96	33,458.28	22,695.69	9,776.70
Minority Interest	16,153.62	8,502.65	1,309.71	857.73	932.11
	551,208.02	**143,020.60**	**109,715.91**	**84,115.79**	**59,836.92**
Net Worth	**172,819.41**	**133,652.50**	**98,870.84**	**82,598.28**	**75,675.64**
Net Worth Represented by:					
Share Capital	1,226.48	1,043.25	1,473.76	1,415.87	1,412.87
Share Capital Suspense	4.07	-	-	-	-
Share Warrants	1,390.96	-	-	-	-
Reserves and Surplus (Net of Miscellaneous Expenditure)	170,197.90	132,609.25	97,397.08	81,182.41	74,262.77
	172,819.41	**133,652.50**	**98,870.84**	**82,598.28**	**75,675.64**

ANNEXURE – 19
STATEMENT OF CONSOLIDATED CASH FLOW – RESTATED

(in Rs. million)

	For the year ended 31st March				
	2008	2007	2006	2005	2004
Cash Flow from Operating Activities:					
Profit before Tax and Minority Interest	29,224.79	37,111.90	18,814.18	19,617.43	14,821.96
Adjustment For:					
Interest and Finance Charges	18,490.97	3,134.70	3,013.69	2,208.47	2,185.87
Depreciation	24,827.78	7,793.13	7,914.85	6,324.93	5,140.34
Impairement	54.73	852.40	44.54	-	-
Unrealised Exchange (Gain)/ Loss (Net)	164.98	957.00	23.09	41.51	(120.21)
Employees Stock Option	24.55	-	-	-	-
Provisions/ Provisions written-back (Net)	(519.13)	(17.23)	(1,475.57)	759.40	112.74
Miscellaneous Expenditure written-off	50.48	51.27	67.93	64.37	85.89
Write-off and amortization of fair value adjustments	(9,482.08)	-	-	-	-
Impact of Foreign Exchange translation (Net)	(1,332.32)	-	-	-	-
Investing Activities (Net)	(6,029.93)	(3,867.19)	(2,495.64)	(2,786.64)	(2,535.62)
Operating Profit before Working Capital changes	55,474.82	46,015.98	25,907.07	26,229.47	19,690.97
Change in Working Capital:					
Inventories	3,456.88	(3,149.38)	(18,037.33)	(9,925.91)	(2,501.81)
Trade and other Receivables	8,104.16	(4,192.16)	(7,664.47)	(2,834.46)	(2,981.93)
Trade Payables	(3,665.99)	1,353.65	14,989.37	5,223.26	2,933.54
Cash generation from Operation	63,369.87	40,028.09	15,194.64	18,692.36	17,140.77
Payment of Miscellaneous Expenditure	(17.12)	(14.34)	(31.65)	(89.67)	(70.84)
Payment of Direct Taxes	(9,353.60)	(5,898.98)	(3,059.45)	580.04	(2,025.32)
Net Cash generated/ (used) – Operating Activities	53,999.15	34,114.77	12,103.54	19,182.73	15,044.61
Cash Flow from Investing Activities:					
Purchase of Fixed Assets	(27,857.47)	(28,664.10)	(27,225.45)	(17,756.69)	(12,175.11)
Sale of Fixed Assets	350.93	6,903.38	7,755.97	685.14	91.54
Acquisitions of Business/ Subsidiaries	(139,024.65)	-	(2.29)	(739.98)	(85.72)
Purchase/ Sale of Investments (Net)	(21,502.67)	(45,817.79)	(1,422.19)	(9,977.19)	(5,304.49)
Interest Received	2,362.89	1,787.88	403.85	1,258.73	1,077.65
Dividend Received	4,947.04	2,427.12	1,108.97	833.47	636.52

	For the year ended 31st March				
	2008	**2007**	**2006**	**2005**	**2004**
Net Cash generated/ (used) - Investing Activities	(180,723.93)	(63,363.51)	(19,381.14)	(25,696.52)	(15,759.61)
Cash Flow from Financing Activities:					
Proceeds from Shares issued (Net of Expenses)	25,242.05	18,039.52	5,512.77	97.32	103.81
Proceeds from State Capital Subsidy	-	-	21.57	-	-
Proceeds/ Repayments of Long Term Borrowings (Net)	126,162.28	32,997.57	787.66	12,304.38	(90.77)
Proceeds/ Repayments of Short Term Borrowings (Net)	960.36	(10,976.84)	11,910.15	(68.23)	3,963.42
Interest and Finance Charges	(23,118.06)	(6,505.50)	(3,169.19)	(2,189.53)	(2,257.75)
Dividend Paid (including Dividend Tax)	(101.31)	(4,523.57)	(2,126.96)	(1,733.11)	(1,410.17)
Net Cash generated/ (used) – Financing Activities	129,145.32	29,031.18	12,936.00	8,410.83	308.54
Net Increase/(Decrease) in Cash and Cash Equivalents	2,420.53	(217.56)	5,658.40	1,897.04	(406.46)
Add: Opening Cash and Cash Equivalents	10,101.39	10,325.45	4,667.05	2,770.01	3,176.47
Add: Cash and Cash Equivalents taken over on acquisition	4,063.79	0.20	-	-	-
Add: Adjustment for change in holding in a Joint Venture	(25.86)	(6.70)	-	-	-
Add: Exchange variation on Cash and Cash Equivalents	532.22	-	-	-	-
Closing Cash and Cash Equivalents	**17,092.07**	**10,101.39**	**10,325.45**	**4,667.05**	**2,770.01**

Notes:

1. Closing cash & cash equivalents represents Cash and Bank Balances except Rs. 76.65 million, 243.26 million, 97.97 million, 63.42 million and 61.19 million for FY 2007-08, 2006-07, 2005-06, 2004-05 and 2003-04 respectively lying in designated account with schedule banks on account of unclaimed Dividend, Fractional coupons of Shares etc., which are not available for use by the Company.

2. Figures have been regrouped/ restated wherever necessary.

ANNEXURE – 20

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON CONSOLIDATED ACCOUNTS

A. PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements (CFS) relate to Hindalco Industries Limited (the Company), its Subsidiaries and its interest in Joint Ventures and Associates (the Group). The CFS have been prepared in accordance with Accounting Standard 21 on "Consolidated Financial Statements" (AS 21), Accounting Standard 27 on "Financial reporting of interests in Joint Ventures" (AS 27) and Accounting Standard 23 on "Accounting for Investments in Associates in Consolidated Financial Statements" AS 23) and are prepared on the following basis:

(a). The financial statements of the Company and its Subsidiaries are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating inter-group balances and inter-group transactions including unrealised profits/ losses in period end inventories. The difference between the Company's cost of investments in the Subsidiaries, over its portion of equity at the time of acquisition of shares is recognised in the consolidated financial statements as Goodwill or Capital Reserve as the case may be. Minority Interest's share in net profit/ loss of consolidated subsidiaries for the year is adjusted against the income of the Group in order to arrive at the net income attributable to shareholders of the Company. Minority Interest's share in net assets of consolidated subsidiaries is presented in the Consolidated Balance Sheet separate from liabilities and the equity of the Company's shareholders. Minority Interest in the consolidated financial statements is identified and recognised after taking into consideration:

i). The amount of equity attributable to minorities at the date on which investments in a subsidiary is made.

ii). The minorities' share of movement in equity since the date parent- subsidiary relationship came into existence.

iii). The losses attributable to the minorities are adjusted against the minority interest in the equity of the subsidiary.

iv). The excess of loss over the minority interest in the equity, is adjusted against General Reserve of the Company.

(b). In case of foreign subsidiaries, being non-integral foreign operations, revenue items are translated at the average rates prevailing during the period. Assets, liabilities and equity are translated at the closing rate. Any exchange difference arising on translation is recognized in the "Foreign Currency Translation Reserve".

(c). Interest in jointly controlled entities, where the Company is direct venturer, are accounted for using proportionate consolidation in accordance with AS 27. The difference between cost of the Company's interest in jointly controlled entities over its share of net assets in the jointly controlled entities, at the date on which interest is acquired, is recognized in the CFS as Goodwill or Capital Reserve as the case may be.

(d). Investment in Associates are accounted for using equity method in accordance with AS 23. For this investments are initially recorded at cost, any goodwill/ capital reserve arising at the time of acquisition are identified and carrying amount of investment are adjusted thereafter for the post acquisition share of profits/ loss.

(e). The CFS are prepared by using uniform accounting policies for like transactions and other events in similar circumstances and necessary adjustments required for deviations, if any to the extent possible, are made in the CFS and are presented in the same manner as the Company's separate financial statements except otherwise stated elsewhere in this schedule.

(f). During the year the Company has acquired Novelis Inc. Generally accepted accounting principles in India (Indian GAAP) does not provide any specific guidance on accounting for business combination. Hence the Company has adopted the principles of International Financial Reporting Standards 3 (IFRS 3 - Accounting for Business Combinations).

B. SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Convention

The financial statements are prepared under the historical cost convention, on an accrual basis and in accordance with the generally accepted accounting principles in India, the applicable mandatory Accounting Standards as notified by the Companies (Accounting Standard) Rules, 2006 and the relevant provisions of the Companies Act, 1956 of India.

2. Use of Estimates

The preparation of financial statements require estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are known / materialized.

3. Fixed Assets

(a). Tangible Assets are stated at cost less accumulated depreciation and impairment loss, if any. Cost comprises of purchase price and any attributable cost of bringing the assets to its working condition for its intended use.

(b). Intangible Assets are stated at cost less accumulated amortization. Cost includes any directly attributable expenditure on making the asset ready for its intended use.

(c). Machinery spares which can be used only in connection with an item of Fixed Asset and whose use is not of regular nature are written off over the estimated useful life of the relevant asset.

4. Depreciation and Amortization

(a). Depreciation on Fixed Assets has been provided using Straight Line Method based on estimated useful life or on the basis of depreciation rates prescribed under respective local laws.

(b). Leasehold land (including mining rights are) amortized over the period of lease on straight line basis.

(c). Intangible assets, other than Goodwill, are amortized over their estimated useful lives on straight line basis.

(d). Depreciation on assets acquired under finance lease is spread over the lease term.

5. Impairment

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value being higher of value in use and net selling price. Value in use is computed at net present value of cash flow expected over the balance useful life of the assets. An impairment loss is recognized as an expense in the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting period is reversed if there has been an improvement in recoverable amount.

6. Leases

(a). Lease payments under an operating lease recognized as expense in the statement of profit and loss as per terms of lease agreement.

(b). Finance leases prior to 1st April, 2001: Lease rental recognized as expense in the statement of profit and loss as per terms of lease agreement.

(c). Finance leases on or after 1st April, 2001: The lower of the fair value of the assets and the present value of the minimum lease rental is recorded as fixed assets with corresponding amount shown as unsecured Loan. The principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account as interest cost.

7. Investments

(a). Long term Investments are carried at cost after deducting provision, if any, for diminution in value considered to be other than temporary in nature.

(b). Current investments are stated at lower of cost and fair value.

8. Inventories

(a). Inventories of stores and spare parts are valued at or below cost after providing for cost of obsolescence and other anticipated losses, wherever considered necessary.

(b). Inventories of items other than those stated above are valued 'At cost or Net Realizable Value, whichever is lower'. Cost is generally determined on weighted average cost basis and wherever required, appropriate overheads are taken into account. Net Realizable Value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

(c). Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost

9. **Foreign Currency Transactions**

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of transaction. Year-end balance of foreign currency transactions is translated at the year-end rates. Exchange differences arising on settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized as income or as expenses in the period in which they arise.

10. **Employee benefits**

Employee benefits of short-term nature are recognized as expense as and when it accrues. Long term employee benefits (e.g. long-service leave) and post employments benefits (e.g. gratuity), both funded and unfunded, are recognized as expense based on actuarial valuation at year end which takes into account actuarial gains and losses.

11. **Revenue Recognition**

Sales revenue is recognized on the transfer of significant risk and rewards of the ownership of the goods to the buyer and stated at net of trade discount and rebates. Export incentives, certain insurance, railway and other claims where quantum of accruals can not be ascertained with reasonable certainty, are accounted on acceptance basis.

12. **Borrowing Cost**

Borrowing cost directly attributable to the acquisition or construction of qualifying assets are capitalized. Other borrowing costs are recognized as expenses in the period in which they are incurred. In determining the amount of borrowing costs eligible for capitalization during a period, any income earned on the temporary investment of those borrowings is deducted from the borrowing costs incurred.

13. **Taxation**

Provision for current income tax is made in accordance with Local laws. Deferred tax liabilities and assets are recognized at substantively enacted tax rates, subject to the consideration of prudence, on timing difference

14. **Derivative Instruments**

(a). Risks associated with fluctuations in the price of the Company's products (copper, alumina, aluminium and precious metals) are minimized by hedging on futures market. The results of metal hedging contracts /transactions are recorded at their settlement as part of raw material cost or sales as the case may be. Portion of the cash flow to the extent of underlying physical transactions having not been completed is carried forward as cost of Inventory till the completion of the underlying physical transaction.

(b). The Company uses derivative financial instruments such as forward exchange contracts and currency swaps and option to hedge its risks associated with foreign currency fluctuations. In respect of transactions covered by Forward Exchange Contracts, the difference between the forward rate and the exchange rate at inception of contract is recognized as income or expense over the life of the contract.

(c). Transactions covered by cross currency swap and options contracts to be settled on future dates are recognized at the year end rates of the underlying foreign currency. Effects arising of swap contracts are being adjusted on the date of settlement.

15. **Research and Development**

Expenditure incurred during research phase are charged to revenue when no intangible asset arises from such research. Assets procured for research and development activities are generally capitalized.

16. **Government Grants**

Government Grants are recognized when there is a reasonable assurance that the same will be received. Revenue grants are recognized in the Profit and Loss Account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to Capital Reserve.

17. **Provisions, Contingent Liabilities and Contingent Assets**

Provision is recognized when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. Disclosure for contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. No provision is recognized or disclosure for contingent liability is made when there is a possible obligation or a present obligation and the likelihood of outflow of resources is remote. Contingent Asset is neither recognized nor disclosed in the financial statements.

ANNEXURE 21

RELATED PARTY TRANSACTIONS – CONSOLIDATED

(a). List of Related Parties:

i). Associates:
Aditya Birla Science & Technology Company Limited
Aluminium Norf GmbH (from FY 2007-08)
Consorcio Candonga (from FY 2007-08)
MiniMRF LLC (from FY 2007-08)
Deutsche Aluminium Verpackung Recycling GmbH (from FY 2007-08)
France Aluminium Recyclage SA (from FY 2007-08)

ii). Joint Ventures:
IDEA Cellular Limited
Mahan Coal Limited (from FY 2006-07)

iii). Trust:
Trident Trust

iv). Key Managerial Personnel:
Mr. Debu Bhattacharya - Managing Director

(b). The following transactions were carried out with the related parties in the ordinary course of business:

i). Associates and Joint Ventures:

(Rs. In Million)

Particulars	2008		2007		2006	
	Associates	Joint Ventures	Associates	Joint Ventures	Associates	Joint Ventures
Transactions during the year ended 31st March:						
Sales	-	-	-	-	-	1.98
Service Received	11,156.48	0.40	5.16	0.39	-	-
Interest and Dividend Received	32.88	-	0.72	-	-	-
Investments, Deposits, Loans and Advances given	1,038.02	9.50	45.35	25.15	98.25	-
Investments, Deposits, Loans and Advances received	706.31	-	-	-	-	-
Balance as at 31st March:						
Debit Balance	0.01	0.05	-	-	-	0.06
Credit Balance	2,211.97	-	4.18	-	-	-
Investments, Deposits, Loans and Advances	38,592.74	2,318.05	143.59	2,309.94	98.25	2,283.40

		2007-08	2006-07	2005-06
ii).	**Trust:**			
	Beneficiary Interest in Trust	344.52	344.52	344.52
iii).	**Key Managerial Personnel:**			
	Managerial Remuneration (including perquisites) *	82.37	49.40	37.81

* Excluding gratuity, leave encashment provisions and employee compensation under Employee Stock Option Scheme.

C. NOTES ON CONSOLIDATED ACCOUNTS

1. (a) The list of subsidiaries, joint ventures and associates which are included in the CFS of the Company and the Company's effective ownership interest therein are as under

Name of the Company	Relationship	Country of Incorporation	Group's proportion of Ownership Interest as at 31st March				
			2008	2007	2006	2005	2004
Indian Aluminium Company, Ltd.	Subsidiary	India	@	97.06%	97.06%	97.06%	96.53%
Indal Exports Ltd. *	Subsidiary	India	100.00%	100.00%	100.00%	100.00%	96.53%
Utkal Alumina International Ltd. **	Subsidiary	India	100.00%	55.00%	55.00%	55.00%	53.10%
Suvas Holdings Ltd. ***	Subsidiary	India	51.00%	51.00%	51.00%	51.00%	49.24%
Minerals & Minerals Ltd.	Subsidiary	India	100.00%	100.00%	100.00%	100.00%	100.00%
Bihar Caustic & Chemicals Ltd.	Subsidiary	India	54.65%	54.65%	54.65%	54.57%	54.57%
Renukeshwar Investments & Finance Ltd.	Subsidiary	India	100.00%	100.00%	100.00%	100.00%	100.00%
Renuka Investments & Finance Ltd.	Subsidiary	India	100.00%	100.00%	100.00%	100.00%	100.00%
Dahej Harbour and Infrastructure Ltd.	Subsidiary	India	100.00%	100.00%	100.00%	100.00%	100.00%
Lucknow Finance Company Ltd.	Subsidiary	India	100.00%	100.00%	100.00%	100.00%	100.00%
Hindalco-Almex Aerospace Ltd.	Subsidiary	India	70.00%	70.00%	#	#	#
Tubed Coal Mines Ltd.	Subsidiary	India	60.00%	##	##	##	##
East Cost Bauxite Mining Company Private Ltd.	Subsidiary	India	74.00%	##	##	##	##
Birla Resources Pty Ltd.	Subsidiary	Australia	100.00%	100.00%	100.00%	100.00%	100.00%
Aditya Birla Minerals Ltd. (Consolidated)	Subsidiary	Australia	51.00%	51.00%	100.00%	100.00%	100.00%

Name of the Company	Relationship	Country of Incorporation	Group's proportion of Ownership Interest as at 31st March				
			2008	*2007*	*2006*	*2005*	*2004*
AV Minerals (Netherlands) B.V.	Subsidiary	Netherland	100.00%	##	##	##	##
AV Metals Inc.	Subsidiary	Canada	100.00%	100.00%	#	#	#
AV Aluminum Inc.	Subsidiary	Canada	100.00%	100.00%	#	#	#
Novelis Inc. (Consolidated)	Subsidiary	Canada	100.00%	##	##	##	##
IDEA Cellular Ltd.	Joint Venture	India	8.66%	8.81%	10.11%	10.11%	10.11%
Tanfac Industries Ltd.	Joint Venture	India	$	$	$	9.98%	9.98%
Mahan Coal Ltd.	Joint Venture	India	50.00%	50.00%	#	#	#
Aditya Birla Science & Technology Company Ltd.	*Associate*	India	49.00%	49.00%	49.00%	$$	$$

@ Amalgamated with the Company effective from 1st April, 2007.

* In FY 2003-04, Group's proportion of Voting Power was 100%.

** In FY 2003-04, Group's proportion of Voting Power was 55%.

*** In FY 2003-04, Group's proportion of Voting Power was 51%.

Became Subsidiary/ Joint Venture from FY 2006-07.

Became subsidiary from FY 2007-08.

$ Sold entire investment during FY 2005-06.

$$ Became Associate from FY 2005-06.

(b) For the purpose of consolidation, the audited consolidated financial statements of Aditya Birla Minerals Limited reflecting consolidation of following entities prepared in accordance with International Financial Reporting Standard have been restated, where considered material, to comply with Generally Accepted Accounting Principles in India. Disclosure in respect of these foreign subsidiaries are given to the extent of available information.

Name of the Company	Relationship	Country of Incorporation	Group's proportion of Ownership Interest as at 31st March 2008	2007	2006	2005	2004
Birla Maroochydore Pty Limited	Subsidiary	Australia	51.00%	51.00%	100.00%	100.00%	100.00%
Birla Nifty Pty Limited	Subsidiary	Australia	51.00%	51.00%	100.00%	100.00%	100.00%
Birla Mt Gordon Pty Limited	Subsidiary	Australia	51.00%	51.00%	100.00%	100.00%	100.00%

\# Group's proportion of Voting Power is 100%.

(c) For the purpose of consolidation, the consolidated financial statements of Novelis Inc. reflecting consolidation for following entities as at 31st March 2008 have been prepared in accordance with Generally Accepted Accounting Principles in India and other recognized accounting practices and policies followed by the Company.

Name of the Company	Relationship	Country of Incorporation	Group's proportion of Ownership Interest
Novelis Belgique SA	Subsidiary	Belgium	100.00%
Novelis Benelux NV	Subsidiary	Belgium	100.00%
Albrasilis – Aluminio do Brasil Industria e Comercia Ltda	Subsidiary	Brazil	99.99%
Novelis do Brasil Ltda.	Subsidiary	Brazil	99.99%
4260848 Canada Inc.	Subsidiary	Canada	100.00%
4260856 Canada Inc.	Subsidiary	Canada	100.00%
Novelis Cast House Technology Ltd.	Subsidiary	Canada	100.00%
Novelis No. 1 Limited Partnership	Subsidiary	Canada	100.00%
Novelis Foil France SAS	Subsidiary	France	100.00%
Novelis Lamines France SAS	Subsidiary	France	100.00%
Novelis PAE SAS	Subsidiary	France	100.00%

Name of the Company	Relationship	Country of Incorporation	Group's proportion of Ownership Interest
Novelis Aluminium Beteiligungs GmbH	Subsidiary	Germany	100.00%
Novelis Deutschland GmbH	Subsidiary	Germany	100.00%
Novelis Aluminium Holding Company	Subsidiary	Ireland	100.00%
Novelis Italia SpA	Subsidiary	Italy	100.00%
Novelis Luxembourg SA	Subsidiary	Luxembourg	100.00%
Alcom Nikkei Specialty Coatings Sdn Berhad	Subsidiary	Malaysia	100.00%
Aluminum Company of Malaysia Berhad	Subsidiary	Malaysia	58.24%
Al Dotcom Sdn Berhad #	Subsidiary	Malaysia	58.24%
Novelis (India) Infotech Ltd.	Subsidiary	India	100.00%
Novelis de Mexico SA de CV	Subsidiary	Mexico	100.00%
Novelis Korea Ltd.	Subsidiary	South Korea	67.90%
Novelis Sweden AB	Subsidiary	Sweden	100.00%
Novelis AG	Subsidiary	Switzerland	100.00%
Novelis Switzerland SA	Subsidiary	Switzerland	100.00%
Novelis Technology AG	Subsidiary	Switzerland	100.00%
Novelis Automotive UK Ltd.	Subsidiary	UK	100.00%
Novelis Europe Holdings Limited	Subsidiary	UK	100.00%
Novelis UK Ltd.	Subsidiary	UK	100.00%

Name of the Company	Relationship	Country of Incorporation	Group's proportion of Ownership Interest
Aluminum Upstream Holdings LLC (Delaware)	Subsidiary	USA	100.00%
Eurofoil, Inc. (USA) (New York)	Subsidiary	USA	100.00%
Logan Aluminium Inc. (Delaware) ##	Subsidiary	USA	40.00%
Novelis Corporation (Texas)	Subsidiary	USA	100.00%
Novelis Finances USA LLC (Delaware)	Subsidiary	USA	100.00%
Novelis PAE Corp (Delaware)	Subsidiary	USA	100.00%
Novelis South America Holdings LLC	Subsidiary	USA	100.00%
Consorcio Candonga	Associate	Brazil	50.00%
France Aluminium Recyclage SA	Associate	France	20.00%
Aluminium Norf GmbH	Associate	Germany	50.00%
Deutsche Aluminium Verpackung Recycling GmbH	Associate	Germany	30.00%
MiniMRF LLC (Delaware)	Associate	USA	50.00%

Group's proportion of Voting Power is 100%.

Subsidiary on account of management control.

2 (a) For the purpose of restatement of audited accounts, all material adjustments have been considered. Reconciliation of Net Profit as per Audited Accounts and Net Profit after Restatement together with items considered for restatement are given below:

(Rs. In Million)

		For the year ended 31st March				
		2008	2007	2006	2005	2004
Net Profit as per Audited Accounts		23,873.24	26,857.53	15,795.77	12,847.85	9,934.84
Restatement Adjustments:						
(i).	Prior Year Adjustments (refer Note (i) below)	53.97	(9.22)	(17.68)	(10.25)	(8.74)
(ii).	Liability no longer required written back (refer Note (ii) below)	(366.56)	85.05	(15.99)	297.50	-
(iii).	Export and other Incentives (refer Note (iii) below)	-	519.04	(1,380.28)	861.24	-
(iv).	Exploration and Evaluation Expenditure (refer Note (iv) below)	-	(54.53)	(45.62)	(31.15)	(23.78)
(v).	Exceptional Item (refer Note (v) below)	-	-	(30.22)	30.22	-
(vi).	Restatement of Novelis Inc. Accounts (refer Note (vi) below)	(1,940.02)	-	-	-	-
(vii).	Tax Adjustment for earlier years (refer Note (vii) below)	(5,447.25)	23.08	17.49	-	-
(viii).	Tax impact on Restatement - Current Tax	106.25	(200.23)	486.11	(431.29)	3.14
Net Profit after Restatement		**16,279.63**	**27,220.72**	**14,809.58**	**13,564.12**	**9,905.46**

(i). In the audited accounts for the year ended 31st March, 2008, certain cenvat credit earlier availed were reversed. For the purpose of restated accounts the said item have been adjusted in the relevant years in which the same were originally availed.

(ii). In the audited accounts for the years ended 31st March, 2006 and 2008, certain liabilities created in earlier years were written back. For the purpose of restated accounts the said liabilities, wherever material, have been appropriately adjusted in the relevant years in which the same were originally created.

(iii). Audited accounts for the year ended 31st March, 2006 include benefit under Target Plus Scheme accrued in relation to export made during FY 2004-05 as necessary guidelines for claiming such benefits were issued during FY 2005-06. Further pursuant to a notification dated 12th June, 2006 of Government of India, reduction in benefit under Target Plus in relation to export made during FY 2005-06 has been accounted during FY 2006-07. For the purpose of restated accounts the said benefits/ reduction have been adjusted in the relevant years to which they relate.

(iv). Aditya Birla Minerals Limited, one of the subsidiaries of the Company, has changed its accounting policy during FY 2007-08 in respect of Exploration and Evaluation Expenditure of Mines. As per changed accounting policy such expenditure is charged against revenue as incurred instead of hitherto followed practice of generally being carried forward based on management estimation of recovery of such cost from future operation. For the purpose of restated accounts, the said expenditure have been adjusted in the respective years to which they relate.

(v). Audited accounts for the year ended 31st March, 2006 include write back of excess provision made for demerger expenses. For the purpose of restated accounts said item has been adjusted in the year in which the same was originally created.

(vi). Represents the impact of restatement of Novelis Inc., a wholly owned subsidiary of the Company (refer point 3 below).

(vii). In the financial statements for the years ended 31st March, 2008, Tax adjustment for earlier years (Net) includes write back of provision for tax resulting from change in estimation of tax liability on progress in tax assessments. For the purpose of this statement said amount have been adjusted in the year in which the same was originally created. Further it also include MAT credit entitlement for earlier years recognized by one of the subsidiary and same has been adjusted in the relevant years.

(b) Accounts have not been restated for any period prior to which the new Accounting Standards (AS) or revision in existing AS, as stated under, become effective:

Particulars	**Effective Date**
AS 11 (Revised) - Accounting for the Effects of Changes in Foreign Exchange Rates	Periods commencing on or after 1st April, 2004
AS 15 (Revised) - Employee Benefits	Periods commencing on or after 1st April, 2006
AS 28 - Impairment of Assets	Periods commencing on or after 1st April, 2004
AS 29 - Provisions, Contingent Liabilities and Contingent Assets	Periods commencing on or after 1st April, 2004

(c) Exchange differences up to December, 2006 attributable to the acquisition of fixed assets had been adjusted to the cost of the respective assets. The accounts have not been restated for the period prior to December, 2006 in respect of such exchange differences.

(d) Figures have been regrouped/ rearranged wherever necessary.

3. Subsequent to the approval of Consolidated Financial Statement of Hindalco Industries Ltd., for the year ended 31st March, 2008, certain non-cash errors were detected in the accounts of Novelis Inc., a wholly-owned subsidiary of the Company. The audited accounts of Novelis have been revised and on the basis of Fit for Consolidation Certificate on revised accounts issued by a firm of Chartered Accountants, the adjustments have been considered for the purpose of restated accounts. The reasons and impact of such restatement is reproduced below.

The Novelis Inc., a wholly-owned subsidiary of the Company, has restated herein its consolidated financial statements as of March 31, 2008 and for the period from May 16, 2007 through March 31, 2008. This restatement corrects non-cash errors relating to the company's application of purchase accounting associated with an equity method investment which led to a misstatement of provision for income taxes during the period purchase accounting was being finalised. Miscellaneous adjustments that were deemed to be not material by management, either individually or in the aggregate previously have now been effected. These adjustments do not have an impact on compliance with the financial covenants under 7.25% Senior Notes or under New Senior Secured Credit Facilities.

As a result of the Arrangement (see below) and subsequent allocation of fair value to the assets and liabilities of Novelis Inc., the recorded value of 50% interest in Aluminium Norf GmbH (Norf) increased by approximately USD 775 million. A deferred tax liability was created on this increase by applying the statutory tax rate in Germany as of the May 15, 2007 being closing date of the Arrangement.

Management has identified non-cash errors relating to the initial valuation of the deferred tax liability and subsequent remeasurement of that liability associated with the statutory rate reduction. Management has determined that a significant portion of this increase in basis reflected goodwill inside the Norf investment, which is not deductible for tax purposes, and that deferred tax liability for the inside and outside basis differences associated with purchase accounting for this equity method investment was not measured properly.. Additionally, the deferred tax accounting for the increase in fair value of equity method investment was inappropriately presented as if Norf was a consolidated subsidiary.

As a result of these errors in opening balance sheet of the company, the tax benefits associated with the subsequent remeasurement of deferred tax liabilities due to the reduction of the German statutory tax rate was overstated.

These non-cash errors have been correceted by (i) reducing the deferred tax liability amount recorded in purchase accounting for Norf investment by approximately USD 287 million with an offsetting decrease to goodwill, (ii) reducing the income tax benefit that was recognized related to the reduction in statutory tax rate by approximately USD 45 million, (iii) reclassifying the remaining $29 million of Norf deferred tax liability accretion, previously recognized in Provision for Deferred Tax, to Share of Profit / Loss of Associates and (iv) removing the $33 million currency translation adjustment associated with the overstated portion of the deferred tax liability.

The Company has also included in the appropriate periods in its restated consolidated financial statements other miscellaneous adjustments that were deemed to be not material by management, either individually or in the aggregate, and therefore were originally corrected in the period in which they were identified. Such adjustments impacted (i) the timing of expense items, including income taxes, (ii) the measurement of depreciation expense recognized for assets placed into service after completion of the Arrangement, (iii) remeasurement of bank accounts denominated in foreign currencies, and (iv) amortization of certain pension amounts. The net impact of correcting these items reduced net income for the Successor Period from May 16, 2007 through March 31, 2008 by approximately USD 3 million.

4 (a) In view of different sets of environment in which Australian subsidiaries namely Aditya Birla Mineral Ltd., Birla Nifty Pty Ltd., Birla Mount Gordon Pty Ltd and Birla Resources Pty Ltd. are operating, Accounting policies followed in respect of following items by them are different from the accounting policies followed by the Company.

Particulars	Accounting Policies				Rs. in Million	Proportion
	Parent	Subsidiary	2007-08	2006-07	2007-08	2006-07
Environment and Rehabilitation Expenditure	The cost of reclamation of mined out land, forestation are treated as part of raw material when cost incurred.	Provision for estimated future cost of environmental and rehabilitation using net present value are made and capitalized as mine properties and amortized over remaining life of the mine. Any change in net present value at Balance sheet date is considered as borrowing cost.	596.29	729.79	100%	100%

(b) In view of different sets of environment in which foreign subsidiaries operate in their respective countries, provision for depreciation is made to comply with local laws and by use of management estimate. It is practically not possible to align rates of depreciation of such subsidiaries with those of the Company. However on review, the management is of the opinion that provision of such depreciation is adequate.

5 (a) On 15th May, 2007, the Company has acquired Novelis Inc. (Novelis), the world's largest aluminium rolled product manufacturer through wholly-owned subsidiary A V Metals Inc. (Acquisition Sub) pursuant to a plan of arrangement (Arrangement) entered into on 10th February, 2007 and approved by the Ontario Superior Court of Justice on 14th May, 2007. As a result of the Arrangement, Acquisition Sub acquired all of Novelis' outstanding common shares at a price of USD 44.93 per share in exchange for cash payments. The aggregate purchase price for Novelis' common shares was USD 3.4 billion and the consideration and transaction costs paid by the Company has been allocated to the assets acquired and liabilities assumed in accordance with principles of IFRS 3 as under:

	USD in Million
Consideration	
Purchase of all outstanding 75,415,536 shares at $ 44.93 per share	3,388
Direct transaction costs incurred by Hindalco	17
Total Consideration	3,405
Allocation	
Assets acquired:	
Current assets	3,210
Property, plant and equipment	3,451
Goodwill	1,869
Intangible assets	913
Investment in and advances to non-consolidated affiliates	927
Fair value of derivative instruments - net of current portion	3
Deferred income tax assets	119
Other long-term assets	109
Total assets acquired	10,601
Liabilities assumed:	
Accounts payable	1,612
Accrued expenses and other current liabilities	750
Debt, including current portion and short-term borrowings	2,824
Deferred income tax liabilities, including current portion	751
Accrued postretirement benefits	382
Other long-term liabilities	724
Minority interests in equity of consolidated affiliates	153
Total liabilities assumed	7,196
Total Consideration	3,405

The purchase price allocation shown above includes a total of USD 685 million for the fair value of liabilities associated with unfavorable sales contracts. Of this amount, USD 655 million relates to unfavorable sales contracts in North America. These contracts include a ceiling over which metal prices cannot contractually be passed through to certain customers, unless adjusted. Subsequent to the Arrangement, the fair values of these liabilities are credited to Net sales over the remaining lives of the underlying contracts. The reduction of these liabilities does not affect the Company's cash flows.

Intangible assets include USD 124 million for a favorable energy supply contract in North America, recorded at its estimated fair value and USD 15 million for other favorable supply contracts in Europe. The goodwill resulting from the Arrangement reflects the value of our in-place workforce, deferred income taxes associated with the fair value adjustments and potential synergies. The valuation and the useful lives of tangible and intangible assets were based on the fair values arrived by independent professionals. To estimate fair values, the Company considered a number of factors, including the application of multiples to discounted cash flow estimates. There are considerable judgment with respect to cash flow estimates and appropriate multiples used in determining fair value.

(b) The CFS of the Company for the year ended 31st March, 2008 include Rs. 399,089.85 million in Net Sales and Operating Revenues, Rs. 2,270.03 million of loss in Net Profit and Rs. 139,892.84 million in Net Assets being the effect of acquisition of Novelis from 16th May, 2007.

6 (a) In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market losses on outstanding derivative instruments as on 31st March, 2008 stood at Rs. 220 million, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivative entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market loss is expected to flow back through future cash flows. The Company intends to go for early adoption of AS 30 on Financial Instruments: Recognition and Measurement which will take some time on account of associated complexities and documentation requirements. Pending adoption of AS 30, the Company has not provided for the losses on mark to market basis. The foreign subsidiaries account for derivative transactions under IFRS or US GAAP which comply with the requirements prescribed by the Institute for similar transactions.

(b) The Company has entered into various derivative contracts for hedging foreign exchange exposures. The transactions outstanding as on 31st March 2008 are as under:

(Rs. in Million)

Category	Nature	Outstanding Amount	MTM Gain/ (Loss)
Commodity	Forward Cover, Option etc.	25,892.99	(140.00)
Foreign Exchange, Currency etc.	Forward Cover, Option etc.	12,193.42	(80.00)

7 (a) Future obligation under non-cancelable operating leases are as under:

(Rs. in Million)

Period	2007-08	2006-07
Not later than one year	1,406.83	298.02
Later than one year and not later than five years	3,057.80	662.55
Later than five years	1,555.40	114.60

(b) Future obligation towards minimum lease payments under the finance leases taken on or after 1st April, 2001 are as under:

(Rs. in Million)

Period	2007-08		2006-07	
	Payment	Present Value	Payment	Present Value
Not later than one year	382.16	370.35	60.09	55.88
Later than one year and not later than five years	1376.81	991.47	235.86	184.68
Later than five years	1878.59	1279.16	-	-

8. Additional information:

(Rs. in Million)

		2007-08	2006-07
(a) Estimated amount of contracts remaining to be executed on capital account and not provided for (Net of Advances)		22,238.69	13,898.51
(b) Contingent liabilities not provided for in respect of:			
i).	Claims against the Company not acknowledged as debts	7,531.91	2,012.43
ii).	Bills discounted with Banks	765.88	1,004.16
iii).	Corporate Guarantees outstanding	936.55	506.40
iv).	Custom duty on Capital goods and Raw Materials imported under Advance License/ EPCG Scheme against which Export obligations to be fulfilled	1,926.30	1,836.72

9. During April 2007, the Company received a notice dated 24th March, 2007 from collector (Stamp) Kanpur, Uttar Pradesh alleging that stamp duty of Rs. 2,529.59 million is payable in view of order dated 18th November, 2002 of Hon' able High Court of Allahabad approving scheme of arrangement for merger of Copper business of Indo Gulf Corporation Limited with the Company. The Company feels that it has a strong case as there is no substantive/computation provision for levy/calculation of stamp duty on court order approving scheme of arrangement under Companies Act, 1956 within the provisions of Uttar Pradesh Stamp Act. The Company has filed a writ petition before the Hon' able High Court of Allahabad, inter alia, on the above said ground and also that the properties in question are located in the state of Gujarat and thus the collector has no territorial jurisdiction

(Rs. in Million)

10. Major components of Deferred Tax arising on account of temporary timing differences are as under:

	2007-08	2006-07
Deferred Tax Liability:		
Depreciation	53,541.17	14,148.18
Others	12,201.97	807.08
	65,743.14	14,955.26
Deferred Tax Assets:		
Un-amortized Expenditure	12,741.72	149.40
Brought forward Business Loss	6,664.11	1,710.86
Others	6,986.79	1,465.41
	26,392.62	3,325.67
Deferred Tax Liability (Net)	**39,350.52**	**11,629.59**

ANNEXURE - 22
SEGMENTAL REPORTING – CONSOLIDATED

(a). Primary Segment (by Business Segment):

i). The Company has three reportable segments viz. Aluminium, Copper and Others which have been identified in line with the Accounting Standard 17 on "Segment Reporting", taking into account the organizational structure as well as differential risk and return of these segments. Details of products included in each segment are as under:

Aluminium : Alumina, Aluminium and Aluminium Products.
Copper : Continuous Cast Copper Rods, Copper Cathodes, Sulphuric Acid, DAP & Complexes, Gold and Silver
Others : Caustic, Cellular Services and Others

ii). Inter-segment transfers are at market rates.

iii) Information about Primary Segment are as follows:

(Rs. in Million)

Particulars	2007-08				2006-07				2005-06			
	Aluminium	Copper	Others	Total	Aluminium	Copper	Others	Total	Aluminium	Copper	Others	Total
REVENUE												
External Sales	470,338.20	123,344.92	6,445.11	600,128.23	73,933.39	115,613.81	4,217.97	193,765.17	60,401.87	56,013.44	3,539.48	119,954.79
Inter-segment transfers	201.12	58.93	1,129.13	1,389.18	28.20	61.35	1,067.51	1,157.06	0.79	-	648.92	649.71
	470,539.32	123,403.85	7,574.24	601,517.41	73,961.59	115,675.16	5,285.48	194,922.23	60,402.66	56,013.44	4,188.40	120,604.50
Less: Inter Segment Adjustment	201.12	58.93	1,129.13	1,389.18	28.20	61.35	1,067.51	1,157.06	0.79	-	648.92	649.71
Total Revenue	470,338.20	123,344.92	6,445.11	600,128.23	73,933.39	115,613.81	4,217.97	193,765.17	60,401.87	56,013.44	3,539.48	119,954.79
RESULTS												
Segment Results	31,453.72	9,368.16	1,863.93	42,685.81	29,525.87	6,112.30	1,336.09	36,974.26	21,104.06	(2,125.17)	1,053.68	20,032.57
Un-allocable Income (Net)				3,867.22				3,125.01				1,674.69
Interest Expenses				(18,490.97)				(3,134.70)				(3,013.69)
Provision for Taxes				(11,782.43)				(9,743.85)				(3,883.99)
Net Profit				16,279.63				27,220.72				14,809.58
OTHER INFORMATIO												

(Rs. in Million)

Particulars	2007-08				2006-07				2005-06			
	Aluminium	Copper	Others	Total	Aluminium	Copper	Others	Total	Aluminium	Copper	Others	Total
N												
Assets:												
Segment Assets	466,275.82	91,347.00	13,528.14	571,150.96	87,629.66	84,951.11	10,095.50	182,676.27	72,920.24	84,386.83	9,163.37	166,470.44
Un-allocable Assets				152,876.47				93,996.83				42,116.31
Total Assets				724,027.43				276,673.10				208,586.75
Liabilities:												
Segment Liabilities	139,338.14	17,754.20	2,746.98	159,839.32	11,242.32	20,181.24	7,426.09	38,849.65	5,397.96	22,204.78	1,796.78	29,399.52
Un-allocable Liabilities				391,368.70				104,170.95				80,316.39
Total Liabilities				551,208.02				143,020.60				109,715.91
Capital Expenditure	22,469.26	4,035.88	3,349.32		15,943.50	6,877.83	654.71		10,236.38	5,368.93	1,689.82	
Non-Cash Expenses:												
Depreciation	19,938.40	3,894.41	936.79		3,852.84	3,127.88	753.34		3,638.65	3,596.53	652.74	
Impairment	54.73	-	-		125.24	727.16	-		44.54	-	-	

(b). Secondary Segment (by Geographical demarcation):

i). The secondary segment is based on geographical demarcation i.e. India and Rest of the World.

ii). Information about Secondary Segment are follows:

(Rs. in million)

Particulars	2007-08			2006-07			2005-06		
	India	Rest of the World	Total	India	Rest of the World	Total	India	Rest of the World	Total
Segment Revenue	133,697.40	466,430.83	600,128.23	118,390.23	75,374.94	193,765.17	83,405.82	36,548.97	119,954.79
Segment Assets	171,512.20	399,638.76	571,150.96	162,539.97	20,136.30	182,676.27	145,536.54	20,933.90	166,470.44
Capital Expenditure	17,501.29	12,353.17	29,854.46	17,828.73	5,647.31	23,476.04	12,031.22	5,263.91	17,295.13

ANNEXURE – 23
CONSOLIDATED ACCOUNTING RATIOS

(Rs. In Million)

	For the year ended 31st March,				
	2008	2007	2006	2005	2004
Profit attributable to Equity Shareholders					
Net Profit	16,279.63	27,220.72	14,809.58	13,564.12	9,905.46
Less: Dividend on Preference Shares (including Dividend Tax)	0.28	-	-	-	-
	16,279.35	**27,220.72**	**14,809.58**	**13,564.12**	**9,905.46**
Net Worth	**172,819.41**	**133,652.50**	**98,870.84**	**82,598.28**	**75,675.64**
Number of Equity Shares outstanding					
Fully Paid-up	1,227,130,192	927,747,970	927,747,970	92,774,797	92,475,275
Partly Paid-up (Re. 0.25 paid-up)	-	-	231,521,031	-	-
Partly Paid-up (Re. 0.50 paid-up)	-	231,521,031	-	-	-
Weighted average number of Equity Shares outstanding					
Basic	1,167,151,498	1,004,921,647	986,116,213	92,780,847	92,481,325
Diluted	1,173,519,744	1,004,921,647	986,116,213	92,780,847	92,481,325
Face Value of Equity Shares (in Rs.) #	1.00	1.00	1.00	10.00	10.00
Earning Per Share (EPS):					
Basic EPS (in Rs.)	13.95	27.09	15.02	146.20	107.11
Diluted EPS (in Rs.)	13.87	27.09	15.02	146.20	107.11
Return on Net Worth (in %)	9.42%	20.37%	14.98%	16.42	13.09
Net Asset Value Per Share (in Rs.)	140.83	128.08	100.31	890.31	818.33

During FY 2005-06 Equity Share of face value of Rs. 10/- each has been split into 10 Equity Shares of face value of Re. 1/- each.

HINDALCO INDUSTRIES LIMITED

Balance Sheet as at 30th June, 2008

(Rs. in Million)

	Schedule	2008 (Unaudited)	As at 30th June, 2007 (Unaudited)
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	`1'	1,230.62	1,111.01
Share Capital Suspense		-	4.07
Share Warrants		1,390.96	1,390.96
Reserves and Surplus	`2'	178,720.29	140,777.69
		181,341.87	**143,283.73**
LOAN FUNDS			
Secured Loans	`3'	58,281.90	61,048.42
Unsecured Loans	`4'	29,063.64	22,386.79
		87,345.54	**83,435.21**
DEFERRED TAX LIABILITY (NET)		13,683.24	11,667.98
	TOTAL	**282,370.65**	**238,386.92**
APPLICATION OF FUNDS			
FIXED ASSETS			
Gross Block	`5'	128,009.19	113,901.39
Less : Depreciation		47,840.44	42,543.07
Less : Impairment		1,623.15	1,896.21
Net Block		78,545.60	69,462.11
Capital Work-in-Progress		12,240.34	17,719.33
		90,785.94	**87,181.44**
INVESTMENTS	`6'	**146,261.20**	**87,081.75**
CURRENT ASSETS, LOANS AND ADVANCES			
Inventories	`7'	58,073.02	50,397.56
Sundry Debtors	`8'	15,092.76	14,843.82
Cash and Bank Balances	`9'	1,180.43	4,839.60
Other Current Assets	`10'	429.51	800.59
Loans and Advances	`11'	10,763.95	31,897.90
		85,539.67	**102,779.47**
Less : CURRENT LIABILITIES AND PROVISIONS			
Current Liabilities	`12'	30,238.87	24,951.96
Provisions	`13'	9,977.29	13,728.98
		40,216.16	**38,680.94**

HINDALCO INDUSTRIES LIMITED

Balance Sheet as at 30th June, 2008

(Rs. in Million)

	Schedule	2008 (Unaudited)	As at 30th June, 2007 (Unaudited)
NET CURRENT ASSETS		**45,323.51**	**64,098.53**
MISCELLANEOUS EXPENDITURE (to the extent not written off or adjusted)	'14'	**-**	**25.20**
	TOTAL	**282,370.65**	**238,386.92**

HINDALCO INDUSTRIES LIMITED

Profit and Loss Account for the Quarter ended 30th June, 2008

(Rs. in Million)

	Schedule	For the quarter ended 30th June, 2008 (Unaudited)	For the quarter ended 30th June, 2007 (Unaudited)
INCOME			
Gross Sales and Operating Revenues	'15'	50,683.27	51,249.52
Less: Excise Duty		4,207.94	4,398.12
Net Sales and Operating Revenues		**46,475.33**	**46,851.40**
Other Income	'16'	2,146.58	1,246.23
		48,621.91	**48,097.63**
EXPENDITURE			
(Increase)/ Decrease in Stocks	'17'	(2,491.16)	(2,307.16)
Trade Purchases		33.86	75.02
Manufacturing and Other Expenses	'18'	39,442.19	40,272.59
Interest and Finance Charges	'19'	761.21	562.61
Depreciation		1,568.02	1,437.48
		39,314.12	**40,040.54**
PROFIT BEFORE TAX		**9,307.79**	**8,057.09**
Provision for Current Tax		1,871.70	1,644.69
Provision for Deferred Tax		446.50	408.05
Provision for Fringe Benefit Tax		22.00	18.12
Tax adjustment for earlier years (Net)		-	-
NET PROFIT		**6,967.59**	**5,986.23**
Balance brought forward from Previous year		3,000.00	1,000.00
Balance brought forward from Amalgamating Company		-	(15.62)
BALANCE CARRIED TO BALANCE SHEET		**9,967.59**	**6,970.61**

HINDALCO INDUSTRIES LIMITED

Schedules forming part of the Balance Sheet

		(Rs. in Million)
	As at 30th June,	
	2008	2007
	(Unaudited)	(Unaudited)
SCHEDULE '1'		
SHARE CAPITAL		
Equity Shares		
Equity Shares of Re.1/- each fully paid-up	1,227.19	995.31
Equity Shares of Re.1/- each partly paid-up	-	115.94
	1,227.19	**1,111.25**
Less: Face value of Shares forfeited	0.06	0.06
	1,227.13	**1,111.19**
Add: Forfeited Shares Account (Amount Paid-up)	0.03	0.03
	1,227.16	**1,111.22**
Less: Calls-in-Arrears	0.61	0.21
	1,226.55	1,111.01
Preference Shares		
6% Cumulative Redeemable Preference Share of Rs. 2/- each	4.07	-
	1,230.62	**1,111.01**
SCHEDULE '2'		
RESERVES AND SURPLUS		
Capital Reserve	4.46	4.46
Capital Redemption Reserve	1,011.59	1,011.59
Securities Premium Account	42,688.33	31,711.73
Debenture Redemption Reserve	825.00	2,496.70
Employees Stock Options	30.06	-
General Reserve	124,193.26	98,582.60
Profit and Loss Account Balance	9,967.59	6,970.61
	178,720.29	**140,777.69**
SCHEDULE '3'		
SECURED LOANS		
Debentures	3,500.00	8,386.80
Loans from Banks	54,781.69	52,615.56
Other Loans	0.21	46.06
	58,281.90	**61,048.42**

HINDALCO INDUSTRIES LIMITED

Schedules forming part of the Balance Sheet

(Rs. in Million)

	As at 30th June, 2008 (Unaudited)	2007 (Unaudited)
SCHEDULE '4'		
UNSECURED LOANS		
Fixed Deposits	28.16	86.62
Loans from Banks	28,900.46	22,125.73
Loans from Others	135.02	174.44
	29,063.64	**22,386.79**
SCHEDULE '5'		
FIXED ASSETS		
Gross Block	128,009.19	113,901.39
Less : Depreciation	47,840.44	42,543.07
Less : Impairment	1,623.15	1,896.21
Net Block	78,545.60	69,462.11
Capital Work-in-Progress	12,240.34	17,719.33
	90,785.94	**87,181.44**
SCHEDULE '6'		
INVESTMENTS		
Long Term Investments	45,389.42	13,439.15
Current Investments	100,871.78	73,642.60
	146,261.20	**87,081.75**
SCHEDULE '7'		
INVENTORIES		
Stores and Spare-parts	2,719.34	2,437.43
Coal and Fuel	1,112.14	881.30
Raw Materials	23,505.11	17,987.17
Work-in-Process	27,056.21	26,733.95
Finished Goods	3,221.68	1,989.68
Excise Duty on Stock	458.54	368.03
	58,073.02	**50,397.56**

HINDALCO INDUSTRIES LIMITED
Schedules forming part of the Balance Sheet

(Rs. in Million)

	As at 30th June, 2008 (Unaudited)	2007 (Unaudited)
SCHEDULE '8'		
SUNDRY DEBTORS		
Exceeding six months:		
Considered Good	870.58	708.98
Considered Doubtful	186.93	201.66
Others:		
Considered Good	14,222.18	14,134.84
	15,279.69	**15,045.48**
Less: Provision for doubtful debts	186.93	201.66
	15,092.76	**14,843.82**
SCHEDULE '9'		
CASH AND BANK BALANCES		
Cash balance on hand	3.95	4.21
Cheques and Drafts in hand	74.96	1.54
Balance with Scheduled Banks :		
In Current Accounts	1,037.12	1,199.64
In Call Accounts	4.75	5.83
In Deposit Account	59.36	3,628.07
Balance with Others:		
In Current Accounts	0.29	0.31
	1,180.43	**4,839.60**
SCHEDULE '10'		
OTHER CURRENT ASSETS		
Accrued Interest		
On Investments	41.40	38.07
On Inter Corporate Deposits and Deposit in Banks	20.16	233.58
On Others	38.05	56.97
Accrued Export and other Incentives	329.90	471.97
	429.51	**800.59**
SCHEDULE '11'		
LOANS AND ADVANCES		
Advances recoverable in cash or in kind or for value to be received and/ or to be adjusted	6,532.22	6,542.68
Advance and Loans to Subsidiaries	2,329.90	23,098.75
Balance with Customs, Port	1,219.10	1,041.35

(Rs. in Million)

	As at 30th June,	
	2008	2007
	(Unaudited)	(Unaudited)
Trusts, Excise etc.		
Inter Corporate Deposits	338.21	870.60
Trident Trust	344.52	344.52
	10,763.95	**31,897.90**

HINDALCO INDUSTRIES LIMITED

Schedules forming part of the Balance Sheet

(Rs. in Million)

	As at 30th June, 2008 (Unaudited)	2007 (Unaudited)
SCHEDULE '12'		
CURRENT LIABILITIES		
Sundry Creditors	25,753.28	19,309.93
Subsidiary Companies	1,944.96	2,502.28
Customers' Credit Balances and Advances against orders	1,211.35	1,121.51
Investor Education and Protection Fund shall be credited by the following:		
Unpaid Dividends	64.51	238.94
Unpaid Application/Call Money due for refund	5.06	4.01
Unpaid Matured Deposits	0.35	0.51
Interest accrued on above	0.18	0.76
Other Liabilities	921.83	1,251.27
Interest accrued but not due on Debentures, Loans and Deposits	337.35	522.75
	30,238.87	**24,951.96**
SCHEDULE '13'		
PROVISIONS		
Taxation (Net)	4,844.15	11,625.27
Dividends	2,269.17	-
Tax on Dividends	385.65	-
Employee Benefits	2,300.85	1,926.24
Other Provisions	177.47	177.47
	9,977.29	**13,728.98**
SCHEDULE '14'		
MISCELLANEOUS EXPENDITURE		
(To the extent not written off or adjusted)		
Compensation under VRS	-	25.20
	-	**25.20**

HINDALCO INDUSTRIES LIMITED

Schedules forming part of the Profit and Loss Account

(Rs. in Million)

	For the quarter ended 30th June,	
	2008	2007
	(Unaudited)	(Unaudited)
SCHEDULE '15'		
GROSS SALES AND OPERATING REVENUES		
A. Sales:		
Net Sales	46,191.56	45,974.56
Excise Duty	4,207.94	4,398.12
Gross Sales	**50,399.50**	**50,372.68**
B. Operating Revenues:		
Export and Other Incentives	180.00	620.48
Miscellaneous Receipts and Claims	103.77	256.36
	283.77	**876.84**
	50,683.27	**51,249.52**
SCHEDULE '16'		
OTHER INCOME		
Rent Received	8.95	7.19
Profit/(Loss) on Fixed Assets sold/ discarded (Net)	85.11	(8.80)
Income from Investments;		
Income from Current Investments-		
Dividend	897.97	675.85
Profit/(Loss) on sale of Investments (Net)	(81.63)	190.28
Changes in carrying amount of Investments (Net)	130.80	(6.54)
Income from Long Term Investments-		
Interest	31.48	25.00
Dividend	654.83	-
Profit/(Loss) on sale of Investments (Net)	289.67	229.24
(Diminution)/ write back in carrying cost of Investments (Net)	(0.71)	-
Interest on Inter Corporate Deposits and Deposit in Banks	3.51	20.48
Interest from Others	100.87	107.50
Miscellaneous Income	25.73	6.03
	2,146.58	**1,246.23**

HINDALCO INDUSTRIES LIMITED
Schedules forming part of the Profit & Loss Account

(Rs. in Million)

	For the quarter ended 30th June,	
	2008 (Unaudited)	2007 (Unaudited)
SCHEDULE '17'		
(INCREASE)/DECREASE IN STOCKS		
Opening Stocks		
Work-in-Process	25,234.92	24,649.04
Finished Goods	2,831.97	1,957.83
Add: Stock of Amalgamating Company		
Work-in-Process	-	28.05
Finished Goods	-	13.99
	28,066.89	**26,648.91**
Less: Closing Stocks:		
Work-in-Process	27,056.21	26,733.95
Finished Goods	3,680.22	2,357.71
	30,736.43	**29,091.66**
	(2,669.54)	**(2,442.75)**
Less: Change in Excise Duty on Stock	(178.38)	(135.59)
	(2,491.16)	**(2,307.16)**
SCHEDULE '18'		
MANUFACTURING AND OTHER EXPENSES		
Raw Materials Consumed	29,432.61	31,179.72
Power and Fuel (including cost of own generation)	5,543.62	4,237.29
Payments to and Provisions for Employees		
Salaries, Wages and Bonus	1,180.89	1,045.93
Contribution to Provident and other Funds	125.38	136.58
Employees Welfare	187.64	154.03
Other Expenses		
Consumption of Stores and Spare-parts	784.93	844.72
Repairs to Buildings	66.33	42.01
Repairs to Machinery	389.34	315.30
Rates and Taxes	17.64	24.84
Rent	51.57	40.99
Insurance	87.37	113.96
Auditors' Remuneration	4.31	3.50
Research and Development	18.37	9.15
Discount on Sales	45.37	31.01
Commission on Sales	45.75	58.32
Freight and Forwarding (Net)	592.42	676.50
Doubtful Debts Provision/ (written back) (Net)	(11.89)	2.63
Bad Debts written off	1.72	0.66
Donation	16.70	0.34
Directors' Fees	0.14	0.11
Miscellaneous Expenditure written off	0.50	9.28
Provisions/ Liability no longer required written back (Net)	38.18	(146.76)
Miscellaneous	823.30	1,492.48
	39,442.19	**40,272.59**

HINDALCO INDUSTRIES LIMITED

Schedules forming part of the Profit & Loss Account

	For the quarter ended 30th June, 2008 (Unaudited)	2007 (Unaudited)
	(Rs. in Million)	
SCHEDULE '19'		
INTEREST AND FINANCE CHARGES		
Interest on Debentures and other Fixed Loans	1,258.26	1,236.25
Interest on Others	216.73	155.47
Other Finance Charges	128.58	94.28
	1,603.57	**1,486.00**
Less: Interest Capitalized	842.36	923.39
	761.21	**562.61**

END